Exhibit 99.1

Province of Saskatchewan

(Canada)

This description of the Province of Saskatchewan is dated as of (September 18, 2025) and appears as Exhibit 99.1 to the Province’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2025.

This document (otherwise than as a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any Securities of the Province of Saskatchewan. The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

TABLE OF CONTENTS

TABLE OF CONTENTS	2

FURTHER INFORMATION	3

FORWARD-LOOKING STATEMENTS	3

SUMMARY	4

INTRODUCTION	6

Overview	6

Provincial Government	7

Constitutional Framework	7

Legal	7

ECONOMY	8

Recent Developments	9

Principal Economic Indicators	10

Gross Domestic Product	10

Real Gross Domestic Product by Industry at basic prices	11

Exports	11

Capital Expenditures	14

Labour Market	15

Income and Prices	16

Key Sectors of Saskatchewan’s Economy	17

Mining, Oil & Natural Gas	17

Agriculture	20

Service Sector	22

GOVERNMENT FINANCES	22

Overview	22

Specific Accounting Policies	23

Restatements	24

Summary of Budget Transactions and Funding Requirements	25

Revenue	26

Program Expenditures / Expenses	30

Loans and Investments	33

PROVINCIAL DEBT	34

Funded Debt of the Province	34

Guaranteed Debt	36

Derivative Financial Instruments	37

Debt Maturities and Sinking Funds	37

Other Debt and Liabilities	38

Debt Record	38

Other Public Sector Debt	38

Pension Funds	39

Defined Benefit Plans	39

Joint Defined Benefit Plans	40

Defined Contribution Plans	40

Government Business Enterprise – Defined Benefit Pension Plans	41

Government Business Enterprise – Defined Contribution Pension Plans	42

CERTAIN CROWN CORPORATIONS AND AGENCIES	42

Introduction	42

Crown Investments Corporation of Saskatchewan (CIC)	42

Introduction	42

Fiscal Year 2024-25 Highlights - Consolidated Basis	43

LGS	43

SaskEnegry	44

SaskTel	44

Saskpower	44

SGI CANADA	45

Saskatchewan Auto Fund	45

Capital Expenditures	45

Saskatchewan Rate Review Panel	45

FOREIGN EXCHANGE	46

OFFICIAL STATEMENTS	47

DEBT SUMMARY AND TERM DEBT OUTSTANDING	48

FURTHER INFORMATION

This document appears as an exhibit to the Province of Saskatchewan’s Annual Report to the U.S. Securities and Exchange Commission (“SEC”) on Form 18-K for the fiscal year ended March 31, 2025. Additional information with respect to the Province of Saskatchewan is available in such Annual Report, the other exhibits to such Annual Report, and in amendments thereto. Such Annual Report, exhibits and amendments are available on the SEC’s website at http://www.sec.gov. Copies of such documents may also be obtained, without charge, from the Province of Saskatchewan, Ministry of Finance, Assistant Deputy Minister of Provincial Treasury Office, 6th Floor, 2350 Albert Street, Regina, Saskatchewan, Canada, S4P 4A6.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. On September 18, 2025, the daily average exchange rate for the U.S. dollar, as reported by the Bank of Canada, was US$1.00 = $1.3797. See “Foreign Exchange” for information regarding the rates of conversion of U.S. dollars and other foreign currencies into Canadian dollars. The fiscal year of the Province of Saskatchewan ends March 31. “Fiscal 2025” and “2024-25” refers to the fiscal year ending March 31, 2025, and unless otherwise indicated, “2024” means the calendar year ended December 31, 2024. Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables set forth in this document are due to rounding.

FORWARD-LOOKING STATEMENTS

This exhibit includes forward-looking statements. The Province of Saskatchewan has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about the Province of Saskatchewan, including, among other things:

•	the Province of Saskatchewan’s economic and political trends;

•	the Province of Saskatchewan’s ability to control expenses and maintain revenues; and

In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

SUMMARY

The information below is qualified in its entirety by the detailed information provided elsewhere in this document.

PROVINCE OF SASKATCHEWAN

Economy	Year Ended December 31
	2020	2021	2022	2023	2024
	(in millions unless otherwise indicated)
Gross Domestic Product at Market Prices	$77,778.0	$88,352.0	$115,195.0	$109,702.0	Not available
Household Income	$61,218.0	$62,847.0	$69,809.0	$72,213.0	Not available
Capital Expenditures	$12,022.5	$11,928.5	$13,591.3	$17,033.5	$19,919.8
Annual Increase in Consumer Price Index	0.62%	2.61%	6.61%	3.90%	1.45%
Population by July 1 (in thousands)	1,167.4	1,167.7	1,178.4	1,206.4	1,206.4
Unemployment Rate	8.4%	6.5%	4.7%	4.7%	5.4%

Revenues and Expenses – Summary Entity	Fiscal Year Ended March 31
	2021	2022	2023	2024	2025

Revenues	$14,523.9	$18,136.2	$20,594.6	$20,993.0	$20,856.0
Current Expenses	15,650.9	19,604.5	19,013.9	20,810.8	21,104.8

Provincial Surplus/(Deficit)	($1,127.0)	($1,468.3)	$1,580.7	$182.2	($248.9)

Public Sector Funded Debt	As at March 31
	2021	2022	2023	2024	2025

Government Services Organization (GSO) General	$15,678.9	$19,013.5	$19,175.8	$20,178.7	$22,686.6
Government Business Enterprise (GBE) Specific	10,184.4	10,657.3	11,306.5	12,008.3	12,919.8

Total Summary Entity Funded Debt	$25,863.2	$29,670.7	$30,482.3	$32,187.0	$35,606.3

Sinking Funds	$2,280.1	$2,433.8	$2,546.0	$2,924.8	$3,313.4
Gross Debt per Capita ($)	$22,148.63	$25,285.72	$25,378.91	$26,103.21	$28,404.01
Gross Debt as a Percentage of:
Household Income	29.63%	35.07%	35.90%	38.92%	N/A
Gross Domestic Product at Current Market Prices	35.53%	41.74%	40.04%	41.32%	44.22%

INTRODUCTION

Overview

The Province of Saskatchewan (“Saskatchewan” or “the Province”) was established as a province of Canada in 1905. Saskatchewan is centrally located in Western Canada and is bordered by the provinces of Manitoba to the east and Alberta to the west. The Province shares its 650-kilometer southern border with the American states of North Dakota and Montana and its 450-kilometer northern border with the Northwest Territories of Canada. With a 1,250-kilometer distance from north to south, Saskatchewan covers an area of 652,330 square kilometers.

The sparsely populated northern third of the Province is part of Canada’s Precambrian Shield and consists of forests, rivers and thousands of fresh water lakes. A sizeable commercial forest region is located across the entire central part of Saskatchewan. The southern half of the Province is part of the great continental plain of North America, consisting of a mixed agricultural and parkland area merging southward into open plains, a grain-growing region where the majority of the Province’s population resides. About 40% of all of Canada’s cultivated farmland is located in Saskatchewan.

The population of Saskatchewan was approximately 1,253,569 on July 1, 2025, compared with approximately 1,233,068 on July 1, 2024, and 1,117,736 on July 1, 2015. The Province’s two largest urban areas are the cities of Regina, the capital of Saskatchewan, with a population of approximately 255,865 on July 1, 2024, and Saskatoon, with a population of approximately 308,626 as of July 1, 2024.

The climate of Saskatchewan is generally dry, with temperatures varying markedly between very distinct seasons. The following table sets forth statistics on Saskatchewan’s population, area and climate.

Saskatchewan Statistics

Population		Area

1,253,569 (July 1, 2025)		Land:

		• 570,700	square kilometers

Major Urban Centres		220,350	square miles

Regina		Fresh Water:

• Capital of Saskatchewan		• 81,630	square kilometers
• 255,395 (July 1, 2024)*		31,520	square miles

Saskatoon		Total:

• Centre of Saskatchewan’s resource-based and advanced technology industries		• 652,330 251,870	square kilometers square miles
• 308,626 (July 1, 2024)*

Population Density		Farmland:
1 person per 0.53 square kilometer (per 0.20 square mile)		• 268,655	square kilometers

		103,730	square miles

Mean Temperatures Range (Regina)		Cultivated Farmland:

January	-11 to -22 degrees Celsius	• 202,470	square kilometers

July	26 to 12 degrees Celsius	78,170	square miles

Mean Precipitation (Regina)		Commercial Forests:

January	15 millimeters	• 126,300	square kilometers

July	59 millimeters	48,760	square miles

Year	364 millimeters

*	2025 data for Regina and Saskatoon not yet available.

Sources: Saskatchewan Bureau of Statistics, Statistics Canada

Provincial Government

The executive power in the Province of Saskatchewan is vested in the Lieutenant Governor acting upon the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General of Canada in Council and the Governor General, in turn, is appointed by a commission under the Great Seal of Canada. The Executive Council, which includes the Premier and Cabinet Ministers of the Provincial Government, is appointed by the Lieutenant Governor on the nomination of the leader of the political party which forms the Government. Members of the Executive Council hold seats in the Legislative Assembly.

Saskatchewan’s Legislative Assembly has 61 seats and is elected for a term of four years, subject to earlier dissolution by the Lieutenant Governor acting in accordance with constitutional principles. The Legislative Assembly is usually dissolved by the Lieutenant Governor on the recommendation of the Premier. The most recent Provincial election was held on October 28, 2024 and resulted in a majority for the Saskatchewan Party as the Government of Saskatchewan. As of September 2025, representation is as follows: Saskatchewan Party, 34 seats; and New Democratic Party, 27 seats.

Constitutional Framework

Canada consists of a federation of ten provinces with a constitutional division of powers between the federal and provincial governments. Canada was established by the Constitution Act, 1867, an Act of the Parliament of the United Kingdom, and by later enactments, including the Constitution Act, 1982, which transferred jurisdiction over the Constitution of Canada (the Constitution) from the United Kingdom to Canada.

Various constitutional issues have been under discussion in Canada for a number of years. On August 20, 1998, in response to a reference from the Federal government, the Supreme Court of Canada ruled that under the Constitution of Canada and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other provinces and the Federal Government would be obliged to enter negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism and the rule of law, and the protection of minorities.

Under the Constitution, each provincial Legislature has exclusive authority to borrow money on the sole credit of that province and the authority to raise revenue for provincial purposes through direct taxation within its territorial limits. Legislatures can also raise revenue through taxation in respect of non-renewable natural resources, forestry resources and sites and facilities for electricity production and generation. Each province owns minerals and other resources on its provincial Crown lands and may own sub-surface resources on its other lands. Each province has the right to levy royalties on all lands and minerals which it owns. Each province has the legislative authority to regulate the exploration for and development, conservation and management of non-renewable natural resources, forestry resources and electricity generation. Each province also has legislative authority in the areas of education, health, social services, property and civil rights, natural resources, municipal institutions and generally all matters of a purely local or private nature.

The Parliament of Canada is empowered to borrow money and to raise revenue by any mode or system of taxation. Parliament has legislative authority over, among other things, the federal public debt and federal property, the regulation of trade and commerce, currency and coinage, banks and banking, bankruptcy and insolvency, navigation and shipping, foreign affairs, defence, postal service and unemployment insurance. It also has authority over matters not assigned to the provincial legislatures.

Legal

The Government is involved in various legal actions, including aboriginal land claims, claims for damages to persons and property and disputes over taxes and funding, the outcome of which is not determinable. Each year, Saskatchewan’s Public Accounts Volume 1 discloses any potential liabilities resulting from these actions that can be reasonably estimated (see additional details on page 65 of Exhibit 99.2, Public Accounts 2024-25, Volume 1).

ECONOMY

Saskatchewan has a modern, open and diversified economy. Approximately two-thirds of all goods and services produced in the province are exported. Major exports include grains, oilseeds, crude oil, potash, natural gas, uranium and manufactured goods. While many of the goods and services producing industries are directly or indirectly related to agriculture and natural resources, the provincial economy continues to diversify into other service sectors, such as the growing technology sector in the province with activities around information technology, bio-technology, agriscience, etc. Saskatchewan’s abundance of renewable and non-renewable resources has made it the largest producer of wheat, the second largest producer of crude oil and the third largest producer of natural gas in Canada. Saskatchewan is one of the world’s leading suppliers of potash and uranium. The provincial government also operates crown-owned businesses in electricity generation and transmission, natural gas transmission, auto insurance and telecommunications.

	2020	2021	2022	2023	2024	Compound Annual rate of growth(1) 2020-2024
	(in millions of $ in current prices unless otherwise indicated)
Gross Domestic Product (Saskatchewan)
At Market Prices (2)	$77,778	$88,352	$115,195	$109,702	*	9.1%
Chained 2017 Dollars	77,761	75,722	81,201	83,105	*	0.8%
GDP at Basic Prices (Chained 2017)	72,791	71,077	76,121	77,896	80,519	2.6%
Gross Domestic Product (Canada)
At Market Prices (2)	2,220,527	2,535,818	2,850,940	2,933,810	*	8.2%
Chained 2017 Dollars	2,128,408	2,255,059	2,349,525	2,385,443	*	2.1%
Household Income (Saskatchewan)	61,218	62,847	69,809	72,213	*	7.5%
Household Income ($ per capita)	52,440	53,821	59,239	59,695	*	6.3%
Capital Expenditures	12,023	11,929	13,591	17,034	19,920	13.5%
Retail Trade	20,319	23,312	25,094	25,181	25,698	6.0%
Value of Manufacturing Sales	15,100	20,097	24,931	23,394	21,863	9.7%
Unemployment Rate
Saskatchewan	8.4%	6.5%	4.7%	4.7%	5.4%	N/A
Canada	9.7%	7.5%	5.3%	5.4%	6.4%	N/A
Annual Increase in Consumer Price Index:
Saskatchewan	0.6%	2.6%	6.6%	3.9%	1.4%	N/A
Canada	0.7%	3.4%	6.8%	3.9%	2.4%	N/A
Wholesale Trade (dollars)(3)	27,783	32,197	47,363	63,146	49,420	15.5%
Value of Building Permits (dollars)	1,392	1,747	2,146	2,425	2,887	20.0%
New Housing Starts (units)	3,087	4,172	4,211	4,619	4,319	8.8%
New Motor Vehicle Sales (units)	41,906	42,649	41,840	44,671	50,759	4.9%

Notes:

(1) Compound annual rate of growth is determined by distributing the aggregate amount of growth during the relevant period assuming a single annual rate of growth compounded annually. These rates are not adjusted for inflation unless otherwise indicated. Compound annual rate of growth was calculated using data from 2019 to 2023, as 2024 data is not yet available.

(2) Gross Domestic Product (“GDP”) at market prices represents the value added by each of the factors of production plus indirect taxes less subsidies. GDP at Basic Prices represents the value added by each of the factors of production.

(3) Wholesale trade excludes petroleum, petroleum products and other hydrocarbons, oilseed and grain.

N/A = not applicable; * Data not yet available.

Sources:

Statistics Canada. Table 36-10-0221-01 Gross domestic product, income-based, provincial and territorial, annual (x 1,000,000); Table 36-10-0222-01 Gross domestic product, expenditure-based, provincial and territorial, annual (x 1,000,000); Table 36-10-0402-01 Gross domestic product (GDP) at basic prices, by industry, provinces and territories (x 1,000,000); Table 36-10-0226-01 Household sector, selected indicators, provincial and territorial; Table 34-10-0035-01 Capital and repair expenditures, non-residential tangible assets, by industry and geography (x 1,000,000); Table 20-10-0056-01 Retail trade sales by province and territory (x 1,000); Table 16-10-0048-01 Manufacturing sales by industry and province, monthly (dollars unless otherwise noted) (x 1,000); Table 14-10-0287-01 Labour force characteristics, monthly, seasonally adjusted and trend-cycle, last 5 months; Table 17-10-0009-01 Population estimates, quarterly; and Table 17-10-0009-01 Population estimates, quarterly; Table 20-10-0074-01 Wholesale trade, sales (x 1,000); Table 34-10-0292-01 Building permits, by type of structure and type of work (x 1,000); Table 34-10-0135-01 Canada Mortgage and Housing Corporation, housing starts, under construction and completions, all areas, quarterly; and Table 20-10-0085-01 New motor vehicle sales.

Recent Developments

Saskatchewan’s economy expanded by a 3.4 per cent in 2024, driven by strong growth in construction, agriculture, and resource extraction. This momentum has carried into 2025, with a resilient domestic economy characterized by a strong labour market, healthy consumer spending, and robust construction activity. This domestic strength is helping to cushion the impact of external headwinds, including U.S.-led trade tensions, subdued global demand, and softness in oil markets.

Saskatchewan’s real GDP is expected to grow by 1.8 per cent in 2025, according to the average of the private sector forecasts as of August 2025.

RECENT ECONOMIC PERFORMANCE

	Saskatchewan	Canada	Covering Period
	(per cent change unless noted otherwise)
Employment	2.7%	1.7%	Jan - Jul 2025
Unemployment rate, %	5.0	6.9	Jan - Jul 2025
Employment rate, %	63.9	60.9	Jan - Jul 2025
Consumer price index	2.1%	2.0%	Jan - Jul 2025
Average weekly earnings	4.9%	4.3%	Jan - June 2025
Retail sales	5.7%	4.8%	Jan - Jun 2025
Wholesale trade (1)	3.3%	2.4%	Jan - Jun 2025
New motor vehicle sales	16.3%	4.9%	Jan - Jun 2025
Sales in food services and drinking places	7.1%	6.2%	Jan - June 2025
Manufacturing sales	(5.1%)	(1.2%)	Jan - Jun 2025
International goods exports	(3.1%)	2.8%	Jan - Jul 2025
International goods imports	(4.7%)	5.0%	Jan - Jul 2025
Building permits	54.4%	6.7%	Jan - Jun 2025
Housing starts	77.8%	2.8%	Q1 - Q2 2025
Total investment in building construction, all types	22.9%	8.2%	Jan - Jun 2025
Residential	30.4%	10.1%	Jan - Jun 2025
Non-residential	11.2%	4.2%	Jan - Jun 2025

Notes:

(1) Wholesale trade excludes petroleum, petroleum products and other hydrocarbons, oilseed and grain.

Sources: Statistics Canada

Principal Economic Indicators

Gross Domestic Product

Saskatchewan’s real GDP at market prices measured in chained 2017 dollars increased by 2.3 per cent in 2023 and at a compound average annual rate of 0.6 per cent in the period from 2019 to 2023. Measured in current market prices, Saskatchewan’s nominal GDP grew at a compound average annual rate of 6.7 per cent in the same period.

The following table sets forth the composition of Saskatchewan’s GDP both at current market prices and in chained 2017 dollars for the five years (2019 to 2023).

GROSS DOMESTIC PRODUCT

						Compound Annual Growth Rate
	2019	2020	2021	2022	2023	2019-2023
	(in millions of $ in current prices unless otherwise indicated)
GDP - Current Market Prices
Final Consumption Expenditures	$57,333	$55,623	$60,038	$65,074	$68,108	4.4%
Gross Fixed Capital Formation	19,957	17,083	18,266	20,542	23,204	3.8%
Investment in Inventories	1,051	(1,689)	(2,291)	4,955	(461)	N/A
Non-Farm	787	(314)	1,790	1,201	993	6.0%
Farm	262	(1,355)	(4,088)	3,679	(1,476)	N/A
Exports of Goods and Services	54,626	49,986	62,233	84,499	80,080	10.0%
Less: Imports of Goods and Services	48,439	43,237	49,938	59,956	61,304	6.1%

Total	$84,501	$77,778	$88,352	$115,195	$109,702	6.7%

GDP - Chained 2017 Dollars
Final Consumption Expenditures	55,696	53,347	56,057	58,031	58,986	1.4%
Gross Fixed Capital Formation	19,286	16,374	16,716	17,341	18,614	(0.9%)
Investment in Inventories	1,599	(1,058)	(2,992)	3,794	(253)	N/A
Non-Farm	921	317	1,340	601	109	(41.3%)
Farm	678	(1,346)	(3,743)	2,735	(273)	N/A
Exports of Goods and Services	50,711	51,082	49,120	47,485	52,009	0.6%
Less: Imports of Goods and Services	46,225	42,223	43,862	45,968	47,288	0.6%

Total	$81,221	$77,761	$75,722	$81,201	$83,105	0.6%

Notes:	(1) N/A = not applicable

(2) Components may not add up to total due to the use of chained fisher price methodology.

Source:	Statistics Canada. Table 36-10-0222-01 Gross domestic product, expenditure-based, provincial and territorial, annual (x 1,000,000)

Real Gross Domestic Product by Industry at basic prices

The following table sets forth Saskatchewan’s real GDP at basic prices by industry for the five years ending on December 31, 2024.

REAL GDP AT BASIC PRICES BY INDUSTRY

						Share of 2024	Annual Growth Rate	% Change
	2020	2021	2022	2023	2024	Total	2020-2024	from 2023

	(millions of dollars)
Goods-Producing Industries
Agriculture, forestry, fishing and hunting	$7,288	$3,000	$5,358	$5,147	$5,546	6.9%	(6.6%)	7.8%
Mining	11,457	12,023	12,595	12,782	13,500	16.8%	4.2%	5.6%
Utilities	2,249	2,303	2,350	2,375	2,431	3.0%	2.0%	2.3%
Construction	5,083	5,028	5,202	5,639	6,385	7.9%	5.9%	13.2%
Manufacturing	4,347	4,568	4,695	4,980	4,749	5.9%	2.2%	(4.6%)

	$30,321	$26,519	$29,826	$30,358	$31,997	39.7%	1.4%	5.4%

Services Industries
Transportation and Warehousing	3,213	3,362	3,542	3,816	3,879	4.8%	4.8%	1.7%
Finance, Insurance & Real Estates	11,176	11,673	11,878	12,060	12,276	15.2%	2.4%	1.8%
Wholesale & Retail Trade	7,749	8,172	8,097	8,361	8,457	10.5%	2.2%	1.1%
Business Services	6,637	7,171	7,602	7,805	7,898	9.8%	4.4%	1.2%
Institutions	8,896	9,423	9,609	9,898	10,212	12.7%	3.5%	3.2%
Public Administration	4,880	5,005	5,121	5,189	5,176	6.4%	1.5%	(0.3%)

	$42,487	$44,745	$45,802	$47,140	$47,891	59.5%	3.0%	1.6%

Real GDP at Basic Prices	$72,791	$71,077	$76,121	$77,896	$80,519	100.0%	2.6%	3.4%

Notes:	(1) Components may not add up to total due to the use of chained fisher price methodology.

(2) Wholesale trade excludes petroleum, petroleum products and other hydrocarbons, oilseed and grain.

Source:	Statistics Canada. Table 36-10-0402-01 Gross domestic product (GDP) at basic prices, by industry, provinces and territories (x1,000,000).

Exports

Saskatchewan’s international exports of goods and services to other countries were $54.2 billion in 2023 and accounted for 67.7 per cent of total exports. The other 32.3 per cent of exports consisted of trade with other Canadian provinces. International exports increased at a compound average annual rate of 11.1 per cent over the period from 2019 to 2023. Total exports of goods and services to other provinces were $25.9 billion in 2023 and increased at a compound average annual rate of 8.0 per cent from 2019 to 2023.

The trade balance was $18.8 billion in 2023, an average annual increase of 32.0 per cent since 2019.

The following table sets forth details of Saskatchewan’s exports and imports at current market prices for the five calendar years ending in 2023.

TRADE IN CANADA AND ABROAD

						Compound
						Annual
						Growth Rate	Share of
	2019	2020	2021	2022	2023	2019-2023	Total 2023
	(millions of dollars)
Exports
To other countries	$35,608	$33,118	$41,264	$58,751	$54,200	11.1%	67.7%
Goods	33,661	31,287	39,203	56,326	51,450	11.2%	64.2%
Services	1,947	1,831	2,061	2,425	2,750	9.0%	3.4%
To other provinces	19,018	16,868	20,969	25,748	25,880	8.0%	32.3%
Goods	11,741	10,281	13,694	17,351	17,111	9.9%	21.4%
Services	7,277	6,587	7,275	8,397	8,769	4.8%	11.0%

Total exports of goods and services	$54,626	$49,986	$62,233	$84,499	$80,080	10.0%	100.0%

Imports
From other countries	$20,825	$18,705	$21,477	$26,485	$27,404	7.1%	44.7%
Goods	17,576	15,962	18,602	22,623	22,997	7.0%	37.5%
Services	3,249	2,743	2,875	3,862	4,407	7.9%	7.2%
From other provinces	27,614	24,532	28,461	33,471	33,900	5.3%	55.3%
Goods	11,833	10,472	13,468	16,804	15,690	7.3%	25.6%
Services	15,781	14,060	14,993	16,667	18,210	3.6%	29.7%

Total imports of goods and services	$48,439	$43,237	$49,938	$59,956	$61,304	6.1%	100.0%

Balance of Trade	$6,187	$6,749	$12,295	$24,543	$18,776	32.0%

Sources:	Statistics Canada. Table 36-10-0222-01 Gross domestic product, expenditure-based, provincial and territorial, annual (x 1,000,000)

INTERNATIONAL MERCHANDISE TRADE

Saskatchewan’s international merchandise exports fell by 8.4 per cent (-$4.2 billion) in 2024 compared to the previous year. The decline was largely driven by a sharp 37.0 per cent (-$3.7 billion) drop in exports of metal ores and non-metallic minerals, along with an 8.6 per cent (-$1.7 billion) decrease in farm, fishing, and intermediate food products. These losses were partially offset by a 12.1 per cent (+$1.7 billion) increase in energy exports.

Farm and intermediate food products, energy products (crude oil) and non-metallic minerals (potash) are Saskatchewan’s principal exports, accounting for 40.7 per cent, 35.4 per cent and 17.6 per cent, respectively, of total international exports in 2024. From 2020 to 2024, total international merchandise exports increased by 11.0 per cent per year on average, while imports increased by an average of 9.8 per cent per year.

						Compound
						Annual	Share of
						Growth Rate	Total
	2020	2021	2022	2023	2024	2020-2024	2024
	(millions of dollars)
Exports
Farm, fishing and intermediate food products	$16,293	$17,415	$18,381	$20,170	$18,433	3.1%	40.7%
Energy products	5,270	9,419	14,481	14,299	16,024	32.1%	35.4%
Metal ores and non-metallic minerals	6,052	7,155	16,350	11,702	7,956	7.1%	17.6%
Other	2,153	3,051	3,323	3,252	2,844	7.2%	6.3%

Total Exports	$29,768	$37,039	$52,534	$49,423	$45,257	11.0%	100.0%

Imports
Chemical, plastic and rubber products	$1,725	$2,008	$2,785	$2,668	$2,779	12.7%	16.8%
Machinery, equipment and parts	2,953	3,655	5,353	5,960	6,321	21.0%	38.2%
Motor vehicles and parts	1,052	1,366	1,716	1,862	2,197	20.2%	13.3%
Others	4,304	4,060	5,236	5,286	5,262	5.2%	31.8%

Total	$10,034	$11,089	$15,089	$15,775	$16,560	13.3%	100.0%

Balance of Trade	$19,734	$25,951	$37,444	$33,648	$28,697	9.8%

Source:	Statistics Canada. Table 12-10-0175-01 Int merchandise trade by province, commodity, and Principal Trading Partners (x 1,000)

The United States is Saskatchewan’s largest trading partner, followed by China. In 2024, Saskatchewan sold $26.6 billion of goods to the United States, which accounted for 58.8 per cent of total international exports. Approximately $4.4 billion of goods were sold to China, which accounted for 9.7 per cent of total international exports.

On the import side, the United States, Germany and China remained Saskatchewan’s largest import partners. In 2024, nearly 87.0 per cent of Saskatchewan’s imports originated from these three countries. Between 2020 and 2024, imports from these three countries increased significantly.

INTERNATIONAL MERCHANDISE EXPORTS AND IMPORTS BY TOP 10 TRADING PARTNERS

						Compound
						Annual
						Growth Rate	Share of
	2020	2021	2022	2023	2024	2020-2024	Total 2024
	(millions of dollars)
International Exports
United States	$13,130	$19,907	$29,332	$27,077	$26,630	19.3%	58.8%
Other countries	4,745	4,608	6,036	5,043	4,356	(2.1%)	9.6%
China	3,862	4,144	5,076	5,476	4,371	3.1%	9.7%
Japan	1,233	1,329	1,205	1,009	929	(6.8%)	2.1%
India	1,002	604	1,394	1,305	1,463	9.9%	3.2%
Brazil	978	1,236	2,556	2,567	1,135	3.8%	2.5%

						Compound
						Annual
						Growth Rate	Share of
	2020	2021	2022	2023	2024	2020-2024	Total 2024
	(millions of dollars)
Indonesia	679	911	1,657	845	869	6.3%	1.9%
Mexico	712	993	1,021	962	639	(2.7%)	1.4%
Algeria	292	557	575	765	615	20.4%	1.4%
Italy	543	377	595	482	506	(1.7%)	1.1%

Sub-total	27,176	34,664	49,446	45,531	41,511	11.2%	91.7%
Others	2,593	2,375	3,087	3,892	3,746	9.6%	8.3%

Total All Countries	$29,768	$37,039	$52,534	$49,423	$45,257	11.0%	100.0%

International Imports
United States	$8,238	$8,859	$12,280	$12,677	$13,349	12.8%	80.6%
Other countries	315	465	584	617	755	24.4%	4.6%
China	410	403	503	563	507	5.5%	3.1%
Germany	255	335	499	568	557	21.6%	3.4%
Mexico	207	239	354	416	500	24.6%	3.0%
Japan	103	287	152	155	182	15.4%	1.1%
Italy	150	86	98	114	117	(6.2%)	0.7%
United Kingdom	67	86	92	106	94	8.9%	0.6%
India	53	68	103	99	112	20.5%	0.7%
South Korea	41	39	98	92	51	5.7%	0.3%

Sub-total	9,839	10,866	14,763	15,408	16,224	13.3%	98.0%
Others	196	222	326	367	336	14.5%	2.0%

Total All Countries	$10,034	$11,089	$15,089	$15,775	$16,560	13.3%	100.0%

Source:	Statistics Canada. Table 12-10-0175-01 International merchandise trade by province, commodity, and Principal Trading Partners (x 1,000)

Capital Expenditures

Capital expenditures consist of investments in capital by both the private and public sectors. The following table sets forth information on Saskatchewan’s capital expenditures for the 2020 to 2024 calendar years.

CAPITAL EXPENDITURES

North American Industry Classification System	2020	2021	2022	2023	2024
	(millions of dollars)
Agriculture, forestry, fishing and hunting	$1,473.0	x	x	$2,394.0	$2,293.2
Mining, quarrying, and oil and gas extraction[1]	4,450.9	4,098.1	4,959.1	6,507.8	8,859.1
Utilities	1,397.7	1,297.7	1,483.3	1,707.4	2,051.5
Construction	153.1	227.8	248.5	449.8	497.2
Manufacturing	341.9	509.6	761.0	985.9	1,081.8
Wholesale trade[2]	x	303.3	360.3	298.5	208.2
Retail trade[2]	236.0	218.3	272.7	300.4	268.0
Transportation and warehousing	x	x	900.9	932.3	830.4
Information and cultural industries	x	x	406.3	x	641.0
Finance and insurance	71.1	x	52.1	x	95.8
Real estate and rental and leasing	276.0	279.9	390.3	453.1	319.7
Professional, scientific and technical services[2]	66.4	x	62.4	F	139.6
Management of companies and enterprises[2]	x	x	141.0	134.2	128.7
Administrative and support, waste management and remediation services[2]	F	x	F	77.6	42.0
Educational services	253.2	308.4	289.1	338.7	347.4
Health care and social assistance	223.8	261.2	255.7	399.1	435.7

North American Industry Classification System	2020	2021	2022	2023	2024
	(millions of dollars)
Arts, entertainment and recreation	71.7	x	122.2	x	46.0
Accommodation and food services[2]	109.8	F	x	75.4	81.1
Other services[2]	51.3	x	42.1	69.1	92.9
Public administration	1,032.8	1,235.8	1,165.9	1,241.7	1,460.5

	$12,022.5	$11,928.5	$13,591.3	$17,033.5	$19,919.8

Capital, construction	$7,922.6	$7,385.8	$8,272.1	$10,257.1	$12,809.1
Capital, machinery and equipment	4,099.9	4,542.7	5,319.2	6,776.4	7,110.7

	$12,022.5	$11,928.5	$13,591.3	$17,033.5	$19,919.8

Private Sector	$8,964.9	$8,463.9	$9,922.6	$12,562.4	$14,733.8
Public Sector	3,057.6	3,464.6	3,668.7	4,471.1	5,186.0

	$12,022.5	$11,928.5	$13,591.3	$17,033.5	$19,919.8

[1]	Includes oil and natural gas extraction, potash, uranium, and other minerals.

Notes:

(1) Wholesale trade excludes petroleum, petroleum products and other hydrocarbons, oilseed and grain. (2) Certain data (indicated by “x”) is not available due to the confidential nature of the information. Other data (indicated by “F”) is too unreliable to be published.

Sources:

Statistics Canada. Table 34-10-0035-01 Capital and repair expenditures, non-residential tangible assets, by industry and geography (x 1,000,000); Table 34-10-0038-01 Capital and repair expenditures, non-residential tangible assets, by type of ownership and geography (x 1,000,000).

Labour Market

Population growth has driven up the growth in labour force in Saskatchewan. In 2024, the Province’s labour force was at its all-time high at 636,808, a growth of 41,942 from 2020. Employment grew by approximately 56,892 in the Province from 2020 to 2024. The unemployment rate was the second lowest among provinces in 2024.

The following table sets forth selected labour force statistics for Saskatchewan and Canada for the five calendar years ending in 2024.

LABOUR MARKET STATISTICS

						Compound
						Annual
						Growth Rate
	2020	2021	2022	2023	2024	2020-2024
	(thousands, except percentages)
Labour Force
Saskatchewan	594.9	597.1	605.9	616.0	636.8	1.7%
Canada	19,999.8	20,505.6	20,838.3	21,493.0	22,134.8	2.6%
Employed
Saskatchewan	545.4	558.3	577.8	587.0	602.2	2.5%
Canada	18,068.5	18,964.1	19,739.5	20,334.7	20,730.5	3.5%
Employment Rate, %
Saskatchewan	61.7	63.1	64.6	64.0	63.7	N/A
Canada	58.1	60.5	62.0	62.2	61.3	N/A
Unemployed
Saskatchewan	49.5	38.8	28.1	29.1	34.6	(8.6%)
Canada	1,931.3	1,541.5	1,098.8	1,158.3	1,404.2	(7.7%)

						Compound
						Annual
						Growth Rate
	2020	2021	2022	2023	2024	2020-2024
	(thousands, except percentages)
Unemployment Rate, %
Saskatchewan	8.4	6.5	4.7	4.7	5.4	N/A
Canada	9.7	7.5	5.3	5.4	6.4	N/A
Participation Rate, %
Saskatchewan	67.3	67.5	67.7	67.2	67.4	N/A
Canada	64.4	65.4	65.5	65.8	65.5	N/A

Notes:	(1) Components may not add up to total due to rounding.
Source:	Statistics Canada. Table 14-10-0287-03: Labour force characteristics by province, monthly, seasonally adjusted

Between 2020 and 2024, business & community services, transportation & warehousing, and wholesale & retail trade were the leading sectors in terms of employment creation.

The following table sets forth selected statistics of employment by industry for the province.

EMPLOYMENT BY INDUSTRY

						Compound
						Annual	Share of 2024
						Growth Rate
	2020	2021	2022	2023	2024	2020-2024	Total
	(thousands unless otherwise indicated)
Goods-Producing Industries
Agriculture & Forestry	37.5	32.1	29.7	25.8	27.0	(7.9%)	4.5%
Mining, oil & gas	20.6	21.4	19.7	20.5	22.0	1.7%	3.7%
Utilities	6.7	6.0	6.6	7.6	6.2	(1.9%)	1.0%
Construction	39.4	42.6	46.0	42.7	42.7	2.0%	7.1%
Manufacturing	30.5	31.2	31.4	32.4	32.4	1.5%	5.4%

	134.7	133.3	133.4	129.0	130.3	(0.8%)	21.6%

Service Industries
Transportation & Warehousing	23.7	23.7	25.4	28.2	29.0	5.2%	4.8%
Wholesale & Retail Trade	86.6	94.1	97.5	98.8	100.1	3.7%	16.6%
Finance, Insurance and Real Estate	29.2	28.2	30.6	28.9	27.8	(1.2%)	4.6%
Business & Community Services	237.7	243.2	255.6	266.2	277.9	4.0%	46.1%
Public administration	33.4	35.9	35.3	36.0	37.1	2.7%	6.2%

	410.6	425.1	444.4	458.1	471.9	3.5%	78.4%

Total	577.0	547.5	561.6	581.5	592.0	0.6%	100.0%

Notes:	(1) Components may not add up to total due to rounding.

(2) Wholesale trade excludes petroleum, petroleum products and other hydrocarbons, oilseed and grain.

Source:	Statistics Canada. Table 14-10-0023-01 Labour force characteristics by industry, annual (x 1,000)

Income and Prices

Saskatchewan’s primary household income and household disposable income increased at a compound average annual rate of 5.6 per cent and 4.5 per cent, respectively, from 2020 to 2024. The following table presents household income for Saskatchewan for the five years ending on December 31, 2024.

HOUSEHOLD INCOME

						Compound
						Annual
						Growth Rate
	2020	2021	2022	2023	2024	2020-2024
		(thousands unless otherwise indicated)
Compensation of Employees	$31,408	$33,926	$36,219	$38,200	$40,008	6.2%
Net Mixed Income	7,983	7,370	11,144	9,965	10,238	6.4%
Property Income Received	6,310	6,737	7,903	8,982	9,848	11.8%
Current Transfers Received	15,517	14,815	14,543	15,066	16,098	0.9%

Household Income	$61,218	$62,847	$69,809	$72,213	$76,192	5.6%
Less: Property Income Paid	1,800	1,551	1,885	2,783	3,158	15.1%
Less: Current Transfers Paid	16,521	17,894	19,048	20,403	16,098	(0.6%)

Household Disposable Income	$42,897	$43,402	$48,876	$49,027	$51,210	4.5%

Source:	Statistics Canada.

From 2021 to 2023, inflation, as measured by the growth of the Consumer Price Index (CPI), outpaced average wage growth in both Saskatchewan and across Canada. However, in 2024, average wages grew faster than the CPI, resulting in a boost to real incomes for workers.

CPI AND AVERAGE WEEKLY WAGES AND SALARIES, INDUSTRIAL

AGGREGATE (PERCENT INCREASE OVER PREVIOUS YEAR)

	Saskatchewan		Canada

	Average Weekly Wages	CPI	Average Weekly Wages	CPI

2020	4.91%	0.62%	6.75%	0.72%
2021	1.34%	2.61%	2.96%	3.40%
2022	3.00%	6.61%	3.10%	6.80%
2023	2.32%	3.90%	3.41%	3.88%
2024	4.19%	1.45%	4.60%	2.38%

Sources:	Statistics Canada. Table 14-10-0204-01 Average weekly earnings by industry, annual; and Table 18-10-0005-01 Consumer Price Index, annual average, not seasonally adjusted

Key Sectors of Saskatchewan’s Economy

Mining, Oil & Natural Gas

Mining, quarrying, oil and gas comprise the largest GDP contributing sector in Saskatchewan. The dominant commodities from the sector include crude oil, potash, natural gas and uranium.

In 2024, the total value of mineral sales amounted to $24.3 billion, a decrease of 7.6 per cent from the prior year, largely due to weak potash prices. Crude oil, natural gas and potash accounted for nearly 88.0 per cent of the total value of mineral sales in 2024.

In the first five months of 2025, the value of oil production decreased by 10.7 per cent compared to while the value of natural gas sales increased by 1.7 per cent, compared to the same period in 2024. The value of potash sales increased by 1.3 per cent, and the value of uranium sales increased by 58.0 per cent in the six months of 2025, compared to the same period in 2024.

The following table sets forth Saskatchewan’s value and volume of mineral sales for the five calendar years ending in 2024.

MINERAL SALES

						Compound
						Annual	Share of	% Change
						Growth Rate	Total	from
	2020	2021	2022	2023	2024	2020-2024	2024	2023
Value of Sales	(millions of dollars unless otherwise indicated)
Oil	$5,550	$10,868	$16,333	$13,068	$13,306	24.4%	54.6%	1.8%
Natural Gas	314	453	654	359	193	(11.5%)	0.8%	(46.3%)
Potash	5,467	7,556	17,978	10,866	7,878	9.6%	32.4%	(27.5%)
Uranium	317	611	990	1,630	2,552	68.4%	10.5%	56.5%
Other[1]	264	394	498	399	421	12.4%	1.7%	5.7%

Total	11,912	19,886	36,450	26,322	24,350	19.6%	100.0%	(7.5%)

Volume of Production
Oil (millions of barrels)	159	162	166	166	164	0.8%		(0.8%)
Natural Gas (millions of cubic metres)	4,464	4,042	3,867	3,865	3,660	(4.8%)		(5.3%)
Potash (thousands of tonnes)	13,618	14,242	14,355	14,002	15,120	2.6%		8.0%

[1]	Includes gold, sodium sulphate, salt, coal, and base metals and bentonite.
Sources:	Saskatchewan Bureau of Statistics (historical data); Ministry of Energy and Resources (current year data).

Oil. Saskatchewan is the second largest crude oil producing province in Canada. Subject to change due to price fluctuations and technology improvements, remaining economically recoverable reserves in the province are estimated to be 1.2 billion barrels of crude oil.

In 2024, the value of Saskatchewan’s oil production increased by 1.8 per cent, and the volume of oil production dipped marginally. However, both are expected to decline in 2025, with the value of oil production projected to fall by about 11.4 per cent due to lower oil prices and the volume by 1.4 per cent compared to 2024.

Saskatchewan’s crude oil production is of light, medium and heavy gravity. The major market for Saskatchewan’s oil is the upper Midwest of the United States (approximately 65 to 75 per cent).

Currently, Saskatchewan has two facilities capable of upgrading heavy oil: The Husky Energy Lloydminster Upgrader in Lloydminster and the Co-op Refinery Complex in Regina. Husky’s upgrader currently has a throughput capacity of 82,000 barrels of heavy crude oil per day, while the Co-op Refinery Complex has the ability to process 135,000 barrels of crude oil per day. The Moose Jaw Refinery, an affiliate of Gibson Energy Ltd., currently processes about 22,000 barrels per day for use as roofing flux and high-quality road asphalt.

Many local and national oil and natural gas companies are actively involved in exploration and development in the Province. The oil industry has experienced success with deep drilling discoveries and is adopting technological improvements, for example, new waterflood and enhanced oil recovery (EOR) techniques, including carbon dioxide injection for EOR. The oil industry in the Province invested approximately $14.1 billion in the period from 2020 to 2024, exploring for and developing oil reserves. From 2020 to the end of 2024, 6,433 oil wells were drilled in Saskatchewan. In 2024, 1,275 oil wells were drilled in the Province.

Natural Gas. The volume of Saskatchewan natural gas produced decreased by 5.3 per cent in 2024 from 2023, while the value of natural gas production available for use or sale decreased by 46.3 per cent in the same period. The value and volume of natural gas production are projected to decline further in 2024. The natural gas industry in the Province invested approximately $2.8 million in the period from 2020 to 2024, exploring for and developing natural gas reserves (note this value does not include investment from TransGas or other pipeline companies in Saskatchewan as well as gas plant cost). During this period, three natural gas wells were drilled.

Potash. Saskatchewan has ten potash mines that produce potash from massive reserves located in southern Saskatchewan. By conservative estimates, Saskatchewan could supply world demand at current levels for several hundred years. Potash production in Saskatchewan is highly mechanized and relatively low-cost because of the regularity and thickness of deposits and the predictability of ore grades.

In 2024, the Saskatchewan potash industry accounted for about 31 per cent of the world’s production and world trade. Saskatchewan’s largest potash market is the United States, followed by Brazil, Indonesia, and China. There are a large number of multinational companies active in the Province’s potash industry. The Saskatchewan government implemented changes in 2003 and 2005 to the potash tax system to promote sales and investment by the potash industry. As a result of the tax changes and strong demand growth, the potash industry is expected to be one of the main engines of economic growth for Saskatchewan’s economy in the future.

The Saskatchewan potash industry has spent over $20 billion since 2005, expanding existing mines and developing new mines in the Province, including the K+S solution mine at Bethune, Saskatchewan, the first new potash mine built in the Province since the 1970s. The BHP Jansen Stage 1 potash mine project, which began construction in 2021, is now 68% complete as of mid-2025. First production from Stage 1 is expected in mid-2027, a delay from the original timeline due to rising costs and inflationary pressures. Furthermore, a $6.4 billion investment for the Jansen Stage 2 was approved in 2024. The stage, which is expected to take about six years to construct, will deliver its first production by the 2031 fiscal year. The Stage 2 investment will be used for the development of additional mining districts, expansion of processing facilities and the addition of more rail cars.

Uranium. Saskatchewan’s uranium production in 2023 represented 20 per cent of the global production, securing its position as the second largest producer behind Kazakhstan. Saskatchewan is the sole producer of uranium in Canada and has been producing uranium continuously since 1953. Uranium production is from the Athabasca Basin in northern Saskatchewan, which contains the largest, high-grade uranium deposits in the world and has significant potential for the discovery of additional deposits. Saskatchewan is recognized as a long-term and stable source of uranium.

Cigar Lake began commercial production in 2015. In 2024, the Cigar Lake uranium mine produced a total production of 16.9 million pounds of uranium ore, up 11.9 per cent from 2023. The ore from Cigar Lake is milled at the McClean Lake uranium mill located in northern Saskatchewan. Construction of the McClean Lake operation began in 1994. The mining and milling of uranium ore from five open-pit mines have been completed and no conventional mining has been carried out at McClean Lake since 2008. Uranium ore mined at Cigar Lake is processed at the McClean Lake mill. Uranium production at the Cigar Lake is forecasted at 18.0 million pounds for 2025.

Future uranium production is forecast from several other deposits, including an expansion at McArthur River which has received regulatory approval, the potential restart of Cameco’s Rabbit Lake operation and potential for underground development at McClean Lake, the Midwest project and the Millennium project. The McArthur River project began production in 1999 with the ore being processed at the Key Lake mill. Operations at the McArthur River and Key Lake facilities were suspended indefinitely in 2018 due to continued weakness in the uranium market. However, McArthur River mine and Key Lake were restarted in 2022 and started operation by transitioning back to production through the first three quarters of 2022, with no packaged pounds until the fourth quarter. Production ramp-up activities continued in 2024. McArthur River/Key Lake production was 20.4 million pounds in 2024, up 51.0 per cent from 2023.

Multiple exploration companies are working towards developing new uranium mines in Saskatchewan. The most advanced projects are NexGen Energy’s Rook 1 project, Denison Mines’ Wheeler River project, and Fission Uranium’s Patterson Lake South project.

The Rabbit Lake mine, opened in 1975, was the longest-operating uranium mine in North America. Rabbit Lake was transitioned into a safe state of care and maintenance in 2016. In October 2023, a 15-year renewal licence was granted to Rabbit Lake, which will allow it to operate until October 2038 once it has resumed operations.

Agriculture

Agriculture is the second largest goods producing industry in Saskatchewan. Based on the 2021 Census of Agriculture, Saskatchewan has 34,128 farms. With slightly less than half of the total land area of the province utilized for farming, Saskatchewan has approximately half of the cultivated farmland in all of Canada.

Saskatchewan is famous for its crop production. Canola has been one of Saskatchewan’s largest crops in terms of volume and value, followed by wheat and durum. Saskatchewan farmers harvested about 36 million tonnes of major crops in 2024, an increase of 9.3 per cent compared to the harvest in 2023.

Livestock production is also important in Saskatchewan. Approximately one-quarter of the total Canadian beef cattle herd is located in the province. Other livestock raised in Saskatchewan include hogs, sheep, lambs, poultry and dairy cattle.

CROP PRODUCTION

						Average
Crop	2020	2021	2022	2023	2024	(2020-2024)
	(metric tonnes)
Barley	4,385,100	2,499,078	3,550,934	3,226,892	3,035,313	3,339,463
Canola	10,967,900	6,968,814	9,923,300	10,425,800	10,399,494	9,737,062
Durum	5,211,200	2,416,061	4,516,489	3,285,500	4,480,601	3,981,970
Flaxseed	453,100	245,890	347,727	223,810	196,015	293,308
Oats	2,296,400	1,152,532	2,567,136	1,034,149	1,469,992	1,704,042
Pulse[1]	5,241,800	2,634,205	3,727,709	3,068,281	3,933,742	3,721,147
Specialty Crops[2]	283,500	166,053	258,928	231,792	316,504	251,355
Wheat	11,027,200	6,417,821	10,776,900	11,427,900	12,023,004	10,334,565
Other[3]	282,600	161,118	194,501	128,066	255,101	204,277

Total[4]	40,148,800	22,661,572	35,863,624	33,052,190	36,109,766	33,567,190

Crop	% of Total	% of Total	% of Total	% of Total
	Sask 2024	Sask 2020-2024	Canada 2024	Canada 2020-2024
	(percentage)
Barley	8.4%	9.9%	37.3%	37.3%
Canola	28.8%	29.0%	54.2%	53.4%
Durum	12.4%	11.9%	76.3%	78.5%
Flaxseed	0.5%	0.9%	76.0%	76.4%
Oats	4.1%	5.1%	43.8%	45.6%
Pulse[1]	10.9%	11.1%	63.2%	61.6%
Specialty Crops[2]	0.9%	0.7%	83.8%	84.1%
Wheat	33.3%	30.8%	41.3%	38.2%
Other[3]	0.7%	0.6%	1.0%	0.9%

Total[4]	100.0%	100.0%	37.0%	36.0%

[1]	Includes dry beans, chick peas, faba beans, lentils and peas.
[2]	Includes canary seed and mustard seed.
[3]	Includes buckwheat, corn for grain, hemp, mixed grains, rye, soybeans and triticale.
[4]	Tame hay and silage have not been included. Components may not add due to rounding.

Sources:	Statistics Canada. Table 32-10-0359-01 Estimate areas, yield, production, ave farm price and total farm value of principal field crops

Farm revenue comprises three components: crop receipts, livestock receipts and government program payments. Total farm cash receipts reached $21.4 billion in 2024, down 5.8 per cent from 2023.

Saskatchewan’s 2024 realized net farm income was nearly $4.0 billion, compared to $5.3 billion in 2023. Realized net farm income is the result of deducting farm operating expenses and depreciation cost from farm cash receipts.

The following table sets forth Saskatchewan’s farm cash receipts for the five years ending in 2024.

FARM CASH RECEIPTS

						Compound
						Annual
						Growth Rate	Share of	% Change
	2020	2021	2022	2023	2024	2020-2024	Total 2024	from 2023
Crop Cash Receipts	(millions)
Wheat & Durum	$3,850	$4,234	$5,255	$5,752	$4,663	4.9%	29.9%	(18.9%)
Canola	5,893	6,329	6,820	7,433	7,120	4.8%	45.7%	(4.2%)
Barley	627	737	766	773	549	(3.3%)	3.5%	(29.0%)
Other Crop[1]	3,203	3,087	2,991	3,299	3,253	0.4%	20.9%	(1.4%)

Total Crop Receipts	13,573	14,388	15,832	17,256	15,586	3.5%	100.0%	(9.7%)

Livestock Cash Receipts
Cattle & Calves	$1,353	$1,619	$1,737	$2,365	$2,676	18.6%	68.3%	13.1%
Hogs	364	478	515	477	535	10.1%	13.6%	12.0%
Other[2]	537	603	655	694	708	7.1%	18.1%	2.0%

Total Livestock	2,254	2,701	2,907	3,537	3,919	14.8%	100.0%	10.8%

Government program payments	$645	$2,203	$2,392	$1,911	$1,890	30.8%		(1.1%)

						Compound
						Annual
						Growth Rate	Share of	% Change
	2020	2021	2022	2023	2024	2020-2024	Total 2024	from 2023
Crop Cash Receipts	(millions)
Total Farm Cash Receipts	$16,473	$19,291	$21,131	$22,704	$21,394	6.8%		(5.8%)

Realized Net Farm Income	$3,690	$5,094	$4,116	$5,303	$3,960	1.8%		(25.3%)

[1]	Includes net deferments.
[2]	Includes sheep, lambs, dairy products, poultry, eggs and other livestock products.

Sources:	Statistics Canada. Table 32-10-0045-01 Farm cash receipts, annual (x 1,000); and Table 32-10-0052-01 Net farm income (x 1,000)

Service Sector

The service sector contributes a substantial part of the province’s economic growth and creates the vast majority of jobs. In 2024, services accounted for nearly 60.0 per cent of overall output and 78.4 per cent of total employment in the Province.

Of these, the biggest sector in terms of output share and employment is business, personal and community services. Output from the business, personal and community services sector accounts for more one-fifth of the entire economy and approximately four out of ten jobs in the Province. This sector consists of education and related services; health care institutions, including hospitals, nursing homes and welfare services; religious organizations; amusement and recreation services; business services such as management and business consultants and computer services; personal services; and accommodation and food.

Finance, insurance and real estate, which constitute a large component of the service-producing industries, represented 4.6 per cent of the employment in 2024. This segment includes banks and other institutions delivering financial services, insurance carriers and agencies and real estate companies.

GOVERNMENT FINANCES

Overview

The Government of Saskatchewan has general authority for the administration of provincial activities and functions within the province. Responsibility for a variety of such activities and functions has been ceded to local government bodies and agencies under the authority of numerous provincial statutes. Responsibilities of the Government not ceded to local government bodies are carried out directly by the Government and through a number of organizations and provincial Crown corporations.

The Government’s budgeting and reporting is focused on the Summary Financial Statements (SFS). This combines the General Revenue Fund (GRF), a general fund of the Government to which all public monies received are credited except where the Legislative Assembly has directed otherwise and from which funds are appropriated by the Saskatchewan Legislative Assembly, with all other organizations and provincial Crown corporations over which the Government has control.

Each year the Minister of Finance presents a budget to the Legislative Assembly that provides estimates of the Government’s planned activities during the fiscal year.

On March 19, 2025, the Minister of Finance submitted the budget for the fiscal year 2025-26, which is referred to herein as “Budget 2025-26” filed as Exhibit 99.6 to its Form 18-K/A filed with the Commission on May 28, 2025.

The accounts and financial statements of the Province are examined by the Provincial Auditor, an official appointed by the Lieutenant Governor in Council pursuant to The Provincial Auditor Act, P-30.01, who is responsible to the Legislative Assembly and is required to make a report to the Legislative Assembly with respect to each fiscal year. The financial statements of certain crown corporations and agencies are also subject to audit by the Provincial Auditor.

Specific Accounting Policies

The Province’s financial statements are prepared in accordance with Canadian public sector accounting standards issued by the Public Sector Accounting Board (“PSAB”).

The Government Reporting Entity

The Government’s budgeting and reporting are focused on the SFS, which combines the GRF, all other organizations and provincial Crown corporations over which the Government has control, and partnership arrangements.

The Government’s budgetary and reporting fiscal year begins on April 1 and ends on March 31. Adjustments are made for certain organizations within the reporting entity that have financial year-ends that differ from the Government’s fiscal year. Revenue and expenses are recorded on an accrual basis.

Principles of Consolidation

This section describes the accounting treatment for each type of entity included in the Summary Financial Statements of the Province.

A Government Service Organization is an entity that is controlled by the government but is not a Government Business Enterprise or a partnership. Government Service Organizations include government ministries, certain crown corporations, agencies, boards and commissions. Government Service Organizations are consolidated after adjustment to a basis consistent with the accounting policies of the Summary Financial Statement on a line-by-line basis, and inter-organization balances and transactions are eliminated.

A Government Business Enterprise is a self-sufficient organization and has the financial and operating authority to sell goods and services to individuals and organizations outside the government reporting entity as its principal activity. Government Business Enterprises have been accounted for using the modified equity method based on their results prepared in accordance with International Financial Reporting Standards. Using this method, the Government’s investment in government business enterprises, which is initially recorded at cost, is adjusted annually to include the Government’s proportionate share of net earnings or losses and certain other net equity changes of government business enterprises without adjustment to the accounting policies applied to the General Revenue Fund and other Government Service Organizations. Except for dividends and unrealized inter-entity gains and losses, inter-entity balances and transactions are not eliminated. Net equity of Government Business Enterprises is included in the Summary Financial Statements in the Statement of Financial Position, while any net income or net loss is shown as a separate line item in the Statement of Operations. The largest Government Business Enterprises, in terms of revenues, are Saskatchewan Power Corporation and Saskatchewan Telecommunications (these are discussed further in the “Certain Crown Corporations” section of this document).

A partnership is a contractual arrangement between the government and a party or parties outside the reporting entity. The partners have clearly defined common goals, make financial investments in the partnership, share control of governance decisions, and share, on an equitable basis, the significant risks and benefits associated with the operations of the government partnership. The government’s interest in partnerships is accounted for using proportionate consolidation after adjustment to a basis consistent with the accounting policies of the Summary Financial Statements. Inter-entity balances and transactions are eliminated.

A current listing of the organizations within the summary government reporting entity is published on Schedule 19 of the Public Accounts 2024-25 Volume 1 on pages 87-89 (Exhibit 99.2).

Revenues

Revenues are recorded on an accrual basis. The main components of revenue include income and consumption taxes, non-renewable resource revenues, income from Government Business Enterprises, interest and other own-source income, and federal transfers such as the Canada Health Transfer and Canada Social Transfer.

Taxation revenue is recognized when the tax has been authorized by the legislature and the taxable event occurs (such as when taxpayers earn income, purchase products and services, or own real property). Tax concessions are recorded as a reduction in taxation revenue.

Revenues from non-renewable resources are recognized based on production, sales, or profits generated from the specific resource.

Other own source revenue is recognized when the Government has the authority to obtain the related economic benefits and is expected to do so. For transactions for which the Government is obligated to provide specific goods or services, such as fees or sales of goods, services, licenses or permits, revenue is recognized as the related performance obligation is satisfied.

Transfers from the federal government are recognized as revenue in the period the transfer is authorized and eligibility criteria are met, except when and to the extent that the transfer stipulations give rise to an obligation that meets the definition of a liability.

Expenses

Expenses are recorded on an accrual basis. The main components of expense include salaries and benefits, transfers, operating costs, financing charges, and amortization. Transfers are recognized in the period during which the transfer is authorized and any eligibility criteria are met. Provisions are recorded for losses on certain loans, investments, loan guarantees, accounts receivable and advances where there has been a loss in value other than a temporary decline. Contingent liabilities are recorded when it is likely that a liability exists and the amount can be reasonably determined.

Additional accounting policies are outlined in the Notes to the Summary Financial Statements in the Public Accounts 2024-25, Volume 1 (Exhibit 99.2).

Measurement Uncertainty

Uncertainty in the determination of the amount at which an item is recorded in the Province’s Summary Financial Statements is known as measurement uncertainty. Uncertainty exists whenever estimates are used because it is reasonably possible that there could be a material difference between the recognized amount and another reasonably possible amount. Details regarding amounts recorded in the Summary Financial Statements are provided on page 57 of the Public Accounts 2024-25, Volume 1 (Exhibit 99.2).

The financial information with respect to the Province set forth herein has been derived from several sources, including the Summary Financial Statements of the Province.

Unless otherwise indicated, amounts referred to as “Estimate for the year ended March 31, 2026” have been taken from the Budget 2025-26 tabled on March 19, 2025. The Budget is prepared on the same basis as the Summary Financial Statements (reflecting the Summary entity).

Restatements

New Accounting Standards

No new accounting standards were adopted by the Province in 2024-25. Details regarding prior year changes are provided in the Summary Financial Statements Note 9 of the Public Accounts 2024-25, Volume 1 on page 65 (Exhibit 99.2).

Summary of Budget Transactions and Funding Requirements

SUMMARY OF OPERATIONS AND NET FUNDING REQUIREMENTS

OF THE SUMMARY REPORTING ENTITY

	2021	2022	2023	2024	2025
	(in millions)
Revenues	$14,523.9	$18,136.2	$20,594.6	$20,993.0	$20,856.0

Program expenses	14,930.1	18,886.3	18,197.6	19,971.2	20,154.3
Debt servicing costs	720.8	718.2	816.3	839.6	950.5

Total expenses	15,650.9	19,604.5	19,013.9	20,810.8	21,104.8

Provincial surplus / (deficit) [1]	(1,127.0)	(1,468.3)	1,580.7	182.2	(248.9)
Net funding requirements
Deficit/(Surplus)	1,127.0	1,468.3	(1,580.7)	(182.2)	248.9
Non-cash items [2]	813.4	1,147.9	(12.5)	459.3	(67.2)

Operating requirements	1,940.4	2,616.2	(1,593.3)	277.1	181.6
Dividends received from government business enterprises	(638.6)	(665.4)	(629.5)	(529.0)	(547.0)
Loan advances and investing, net of repayments[3]	29.5	58.7	1,094.0	(187.2)	441.8
Net acquisitions of tangible capital assets	828.7	940.5	952.2	1,256.5	1,606.6
Sinking fund installments	165.1	196.7	241.1	240.1	260.6
Net refinancing transactions[4]	1,091.5	49.9	1,392.9	1,100.2	961.3

Net funding requirement	3,416.7	3,196.6	1,457.5	2,157.7	2,904.9
Financing of net funding requirement
Change in cash and short-term investments	(126.1)	(192.7)	(217.6)	135.1	(553.5)
Debt issued (General Revenue Fund)	3,542.8	3,389.3	1,675.1	2,022.7	3,458.5

Total	3,416.7	3,196.6	1,457.5	2,157.7	2,904.9

Debt issued - General Revenue Fund	3,542.8	3,389.3	1,675.1	2,022.7	3,458.5
Debt issued - Government Business Enterprises[5]	1,031.0	746.4	985.2	1,072.8	1,475.2

Debt issued - Summary Entity	4,573.8	4,135.7	2,660.3	3,095.5	4,933.7

[1]

As of March 19, 2025, the Province was forecasting a surplus of $12.2 million for the 2025-26 fiscal year. This forecast was revised to a deficit of $348.5 million in the Province’s First Quarter Report issued August 22, 2025.

[2]	Includes amortization of tangible capital assets, net income from government business enterprises, and other non-cash items.
[3]

In 2023-24, loan advances include $300 million advanced by the General Revenue Fund to Government Business Enterprises. Any amounts owed by Government Business Enterprises to the General Revenue Fund at year end are included in Loans Receivable on Schedule 2 of Exhibit 99.2.

[4]	Net refinancing transactions consist of proceeds from sinking funds and repayment of debentures and other long-term obligations.
[5]	Government business enterprises are accounted for using the modified equity method; therefore, funding requirements for these entities are not included in this total.

Current year estimated borrowing is as follows:

	Budget Estimate	First Quarter Forecast
	2026	2026
General Revenue Fund - Operating	$1,080.0	$1,280.0
Saskatchewan Capital Plan	1,769.3	1,769.3

Government Service Organizations[1]	2,849.3	3,049.3

Government Business Enterprises[1]	$1,194.1	$1,712.1

Borrowing Requirements[2]	$4,043.4	$4,761.4

[1]	Almost all borrowing is done by the General Revenue Fund. Where the GRF borrows on behalf of a government entity, the entity is responsible for the principal and interest payments on this debt.
[2]

The GRF’s 2025-26 borrowing requirements at Budget were estimated to be $4,043.4 million. Of this amount, $1,551.0 million was to refinance existing debt and $2,492.4 million was to assist with financing capital expenditures. At First Quarter, the borrowing requirements were forecast to be $4,761.4 million, which is $718.0 million higher than budget primarily due to the increase in borrowing for GRF-Operating and SaskPower.

Revenue

Introduction

The Government receives revenue from taxes, non-renewable resources, other provincial sources, transfers from the federal government and net income from Government Business Enterprises. The following table provides a breakdown of revenue by major source, as described in the “Government Finance – Specific Accounting Policies” above, for the five fiscal years ended March 31, 2025, and the Budget Estimate for fiscal year 2025-26. Discussion regarding revenue outlook for the 2025-26 Budget can be found on pages 21-27 of Exhibit 99.6 in the Form 18-K/A filed with the Commission on May 28, 2025.

SUMMARY REVENUE

	Fiscal Year Ended March 31
						Budget
					Actual	Estimate[1]
	2021	2022	2023	2024	2025	2026
	(thousands of dollars)
Taxation
Personal income	$2,463,322	$2,880,468	$3,151,505	$3,303,775	$3,349,463	$3,382,100
Provincial sales	2,100,523	2,383,003	2,721,906	2,894,320	3,139,561	3,331,300
Corporation income	440,134	1,007,821	1,988,552	2,507,176	1,439,549	1,658,500
Property	778,967	763,791	775,267	795,477	807,772	816,100
Fuel	441,696	494,657	473,594	475,340	497,029	519,700
Other	657,332	672,523	700,971	675,426	689,583	741,800

Total Taxation	$6,881,974	$8,202,263	$9,811,795	$10,651,514	$9,922,957	$10,449,500

Non-renewable resources
Oil and natural gas	$378,184	$1,009,656	$1,129,378	$981,147	$1,151,637	$1,067,700
Resource surcharge	263,145	539,770	902,145	516,854	529,503	526,900
Potash	421,619	1,266,848	2,403,921	754,903	604,095	720,000
Uranium	—	—	—	—	—	290,200
Other	44,826	103,725	167,689	196,247	288,422	94,600

Total non-renewable resources	$1,107,774	$2,919,999	$4,603,133	$2,449,151	$2,573,657	$2,699,400

Other own-source revenue
Fees
Health care	$250,600	$267,700	$280,000	$356,000	$345,000	incl. in below
Motor vehicle licensing	199,300	206,600	211,100	287,000	218,000	incl. in below
Education	150,600	142,300	170,800	203,000	241,000	incl. in below

	Fiscal Year Ended March 31
						Budget
					Actual	Estimate[1]
	2021	2022	2023	2024	2025	2026
	(thousands of dollars)
Subsidized housing rental	106,700	108,000	116,600	111,000	126,000	incl. in below
Real property sales and leases	102,800	94,700	102,500	92,000	89,000	incl. in below
Other	373,916	385,948	430,545	420,429	416,895	$1,321,700
Insurance	273,686	743,645	486,775	498,138	555,572	553,600
Output-Based Performance Standards	—	—	—	458,916	362,817	431,500
Investment income	151,067	93,168	164,587	268,370	370,502	284,900
Transfers from other governments	81,954	88,588	80,708	84,675	81,651	69,200
Miscellaneous	432,328	586,475	529,247	577,676	976,050	604,100

Total Other own-source revenue	$2,122,951	$2,717,124	$2,572,862	$3,357,204	$3,782,487	$3,265,000

Transfers from the federal government
Canada Health Transfer	$1,296,516	$1,331,290	$1,389,136	$1,469,624	$1,563,639	$1,634,400
Canada Social Transfer	465,196	477,679	490,023	488,141	508,014	520,500
Crop insurance contributions	216,700	267,900	413,200	425,000	476,000	incl. in below
Early learning and child care	—	68,500	193,800	231,000	316,000	incl. in below
Labour market initiatives	99,900	104,000	89,200	80,000	66,000	incl. in below
Agricultural income stability	60,900	242,900	70,600	231,000	163,000	incl. in below
Infrastructure	181,400	248,800	178,400	228,000	196,000	incl. in below
Other	812,457	718,065	532,206	480,988	503,640	1,782,100

Total Transfers from the federal government	$3,133,069	$3,459,134	$3,356,565	$3,633,753	$3,792,293	$3,937,000

Net income from government business enterprises	1,278,141	837,651	250,246	901,423	784,591	705,200

Total Revenue	$14,523,909	$18,136,171	$20,594,601	$20,993,045	$20,855,985	$21,056,100

[1]	Budget estimates do not provide the same level of detail as is available for actuals.
[2]	Starting in 2024-25 Volume 1, Individual Income has been renamed to Personal Income.

First Quarter Update

On August 22, 2025, the Province released its First Quarter Financial Report. Revenue update for the first quarter can be found on page 1-2 of Exhibit 99.3.

Taxation

Revenue from taxation includes personal and corporate income taxes, provincial sales tax, tobacco and vapour products tax, fuel tax and other taxes, including liquor consumption, corporate capital and insurance premiums taxes as well as education property taxes.

Saskatchewan has a tax on income system for individual income tax. The Provincial tax on income is calculated on federally defined taxable income and consists of three income tax brackets. Recent personal income tax rates are displayed in the table below:

2025 Saskatchewan’s Personal Income Tax Rates
10.5% on first $53,463
12% on next $99,287
14.5% on any remainder

Saskatchewan also taxes corporate income. The Province’s portion of the general corporate tax rate is 12 per cent, with a reduced tax rate of 10 per cent applied to taxable income related to manufacturing and production (M&P). Corporations involved with M&P activities receive a tax reduction of up to 2.0 per cent, depending on the extent of the company’s presence in the province. A small business rate of 1.0 per cent is applied to the first $600,000 of active business income for Canadian Controlled Private Corporations that have taxable capital of less than $10 million. In December 2024, The Saskatchewan Affordability Act permanently changed the small business tax rate to 1.0 per cent. Recent changes in the corporate income tax rates are displayed in the table below:

Saskatchewan’s Corporation Income Tax Rates
	Jan. 1, 2018 to Sept. 30, 2020	Oct. 1, 2020 to June 30, 2023	July 1, 2023 and onward
General	12%	12%	12%
M&P Profits	10%	10%	10%
Small Business	2%	0%	1%
Small Business Threshold	$600,000	$600,000	$600,000

Provincial corporate and individual tax is collected by the federal government through the Canada-Saskatchewan Tax Collection Agreement. Because the assessments of these taxes are not finalized until after the end of the taxation year, the federal government estimates the tax and remits this amount to the Province in regular instalment payments throughout the fiscal year. In 2023, Bill 122, The Saskatchewan Revenue Agency Act (the “Act”), was passed to lay the groundwork for the potential establishment of The Saskatchewan Revenue Agency, a new Treasury Board Crown corporation. The intent is that, in the future, this corporation would be responsible for administering taxes and related programs in Saskatchewan, including control of the provincial portion of the corporate income tax system from the federal government. The Act is not currently in force.

Saskatchewan Provincial Sales Tax (PST) is a consumption tax that applies at a rate of 6.0 per cent (increased from 5.0 per cent in March of 2017) on the purchase of tangible personal property and certain services consumed or used in Saskatchewan. Certain goods, including basic groceries and agricultural equipment along with certain services such as daycare and healthcare, are exempt from the PST. The Province provides consumer rebates on new home construction as well as a rebate to low-income consumers by way of an individual tax credit.

Non-Renewable Resources

Non-renewable resource revenue is collected by the Government in respect of the production and sale of crude oil, natural gas, potash, uranium, other minerals, as well as the sale of Crown petroleum and natural gas rights (Crown land sales).

The Province levies a Crown royalty on oil and natural gas produced from Crown lands and a production tax on oil and natural gas produced from freehold lands. Crown lands account for approximately two-thirds of oil production in Saskatchewan.

The Province levies a Crown royalty on potash produced from Crown lands and a production tax on potash produced from both Crown and freehold lands which are composed of a base payment and a profit tax component pursuant to The Mineral Taxation Act, 1983 and The Potash Production Tax Regulations.

A resource surcharge equal to three per cent of the value of sales of oil, natural gas, potash, uranium, and coal produced in the Province is also levied.

Other Own-Source

Other Own-Source revenue includes health care fees, crop insurance premiums, education fees, investment income, subsidized housing rental fees, motor vehicle licensing fees and other miscellaneous revenues.

Transfers from the Federal Government

Transfers from the Government of Canada consist of payments made to the Province to support a number of programs. The two major federal transfers to the Province are the Canada Health Transfer (“CHT”) and the Canada Social Transfer (“CST”).

CHT and CST: The CHT and the CST are the Federal Government’s contributions to the Province in respect of its health care, post-secondary education, childcare, and social service programs. These federal transfers are determined via an equal per capital cash allocation and do not bear a direct relationship to actual program costs. Annual changes to Saskatchewan’s allocation depend on the growth of the total federal funding envelope combined with changes to Saskatchewan’s share of the national population as reported by Statistics Canada.

From 2004-05 through 2016-17, the total CHT funding envelope grew by 6% per year. Beginning in 2017-18, the CHT grows at the 3-year average rate of nominal GDP growth, subject to a minimum growth rate of 3% annually. However, from 2023-24 to 2027-28, the minimum CHT growth will be 5% per year, due to a temporary post-pandemic increase in federal health funding. Additionally, as part of the temporary increase in funding, the federal government offered supplemental funding streams that are targeted to specific areas of health (e.g. long-term care). The CST funding envelope grows at a static 3% per year.

In 2025-26, the federal funding allocated to Saskatchewan under the CHT is $1,634 million and $520.5 million is allocated to Saskatchewan under the CST. There is also $178.3 million provided to the Province under two health-related bilateral agreements.

Equalization: Equalization is a federal expenditure program that provides unconditional payments to provinces with below-average revenue-raising capacities (fiscal capacities), according to a federal formula. The Constitution states that “Parliament and the Government of Canada are committed to the principle of making Equalization payments to ensure that provincial governments have sufficient revenues to provide reasonably comparable levels of public services at reasonably comparable levels of taxation.”

Prior to 2008, Saskatchewan qualified for an Equalization payment in all but seven years from program inception in 1957-58 through to 2007-08. Due primarily to a strong economy relative to other Canadian jurisdictions combined with reforms to the Equalization program introduced in the 2007 federal budget, Saskatchewan has not qualified for an Equalization payment since 2007-08.

Fiscal Stabilization: The Federal Government provides provinces with the Fiscal Stabilization Program (FSP) under the Federal-Provincial Fiscal Arrangements Act. This legislation provides for federal grants and interest-free loans to provinces that suffer extraordinary declines in their own-source revenues resulting from economic shocks or downturns.

There are two ways in which a province can qualify for a stabilization payment from the Federal Government: (1) a 50 per cent year-over-year decline in resource revenues, net of any offsetting year-over-year increase in non-resource revenues, or (2) a 5 per cent year-over-year decline in non-resource revenues, net of any offsetting year-over-year increase in resource revenues. These eligibility criteria are difficult to achieve and qualification for the program is relatively rare.

Qualifying revenues are calculated in detail according to the provisions of the Federal-Provincial Fiscal Arrangements Regulations, 2007. The payment limit under the FSP was increased to $170 per capita (for 2019-20 and 2020-21 claims) and is now indexed to annual Canadian per capita economic growth.

Saskatchewan has qualified for this program only one time, in 2016-17 when non-resource revenues declined by 5.6 per cent. Prior to that claim, Saskatchewan was the only province that had never received a stabilization payment. High revenue growth during the recovery from the pandemic has prevented Saskatchewan from qualifying for the program in recent years, and it is unlikely that Saskatchewan will qualify for the program in the near future.

Net income from Government Business Enterprises

Government Business Enterprises (GBEs) are self-sufficient government organizations whose principal activity is the sale of goods and services to individuals and organizations outside of the Government Reporting Entity. GBEs include SaskPower, SaskTel, SaskEnergy, and Saskatchewan Government Insurance. Budget amounts for GBEs are incorporated as a single amount using the modified equity method, which includes the Government of Saskatchewan’s proportionate share of net earnings or losses.

For additional information regarding income from GBEs, see “Certain Crown Corporations.”

Program Expenditures / Expenses

Introduction

The following table provides a breakdown of the expenses related to government programs and services for the five fiscal years ended March 31, 2025, and includes the Budget Estimate for fiscal year 2025-26. Discussion regarding expense outlook for the 2025-26 Budget can be found on pages 27-32 of Exhibit 99.3.

	Fiscal Year Ended March 31
							Share
						Budget	of Total
					Actual	Estimate[1]	Expense
	2021	2022	2023	2024	2025	2026	2026
	(thousands of dollars)
Agriculture	$525,934	$3,194,351	$1,835,020	$2,503,867	$1,762,572	$1,597,600	7.6%
Community development	792,587	682,889	758,161	875,135	828,439	858,400	4.1%
Economic development	477,746	520,774	733,943	370,284	361,708	351,900	1.7%
Education	3,276,875	3,685,349	3,792,179	4,243,326	4,374,753	4,428,100	21.0%
Environment and natural resources	254,574	403,120	352,956	330,359	553,361	448,600	2.1%
Financing charges	720,829	718,206	816,252	839,596	950,540	1,058,500	5.0%
General government	379,395	463,599	512,045	563,077	589,948	642,200	3.1%
Health	6,338,063	6,882,972	7,010,107	7,676,751	8,009,546	8,004,900	38.0%
Protection of persons and property	819,709	961,343	988,625	1,073,692	1,166,715	1,094,800	5.2%
Social services and assistance	1,448,377	1,458,370	1,587,321	1,685,105	1,807,088	1,842,200	8.8%
Transportation	616,853	633,494	627,256	649,648	700,179	716,700	3.4%

Total Expense	$15,650,942	$19,604,467	$19,013,865	$20,810,840	$21,104,849	$21,043,900	100.0%

[1]	Budget estimates do not provide the same level of detail as is available for actuals and totals may not add due to rounding.

First Quarter Update

On August 22, 2025, the Province released its First Quarter Financial Report. An expense update for the first quarter can be found on page 1-2 of Exhibit 99.3.

Agriculture

The agriculture theme includes expenses to assist and improve the agriculture and food industry through development activities including research, education, regulation and investment in the sector as well as providing direct support to producers through loans, income stabilization and insurance programs.

The most significant component of Agriculture expense relates to the Saskatchewan Crop Insurance Corporation. Saskatchewan Crop Insurance Corporation (“SCIC”) is jointly funded by producers and the federal and provincial governments to provide production insurance to Saskatchewan producers. The federal government must agree to any changes as a condition of providing its share of funding. Crop Insurance premiums are shared between producers (40 per cent), the federal government (36 per cent), and Saskatchewan (24 per cent). Administration costs are shared between the federal government (60 per cent) and Saskatchewan (40 per cent). Producers may choose coverage levels of 50, 60, 70, or 80 per cent of their average yield.

The Crop Insurance Program is updated annually to ensure that it continues to meet the risk management needs of Saskatchewan producers. Premium rates and long-term average yields are adjusted to ensure the program remains actuarially sound. Insured prices are set annually to reflect the forecast market value for each crop.

Premium costs are set with the goal of collecting the correct amount of premiums to recover losses over the long term and maintain a sustainable program. However, as payouts are driven by the weather, there can be significant year-to-year variability.

If premiums do not cover indemnities in a given year, SCIC is required to draw down on the reserves available to it in the Crop Insurance Fund and Reinsurance Funds, which are funded by the cumulative premium surplus less past indemnity payments. When these Funds are drawn down, higher premiums are charged in future years to maintain a cushion for future liabilities and to repay any Reinsurance Fund debt. In addition to the public reinsurance funds, SCIC purchases private reinsurance to stabilize premiums following years with high losses to protect both the program and producers.

AgriStability is a business risk management program designed to help farm operations facing substantial margin declines caused by production loss, increased costs or market conditions. Coverage is calculated using each participant’s historical tax and supplemental information. Costs of AgriStability are shared by the federal and provincial governments on a 60/40 basis.

Community Development

The community development theme includes expenses to maintain and develop engaged and vibrant communities, including financial assistance and infrastructure funding to local governments and other authorities, which in turn provide community services. Community development also includes funding directed to specific community services such as sport, culture, arts, and heritage that improve quality of life.

Economic Development

The economic development theme includes expenses to strengthen, expand and diversify Saskatchewan’s economy as well as to promote trade and growth in export markets. The expense arises from activities such as research, marketing, product development, financing, financial assistance, technology and infrastructure. Economic development also includes the strategic management of Saskatchewan’s non-renewable resources to support future economic activity.

Education

The education theme includes expenses to develop and maintain a quality pre-kindergarten through post-secondary education system, designed to impart knowledge and information, including activities that encourage ongoing learning and the acquisition of specialized skills, providing supports to help students be successful. The education theme also includes funding for early learning and childcare.

Education is the second largest expense of Province, constituting 21.0 per cent of 2025-26 budgeted expenses. The most significant components of Education expense are portions of the Ministries of Advanced Education (responsible for post-secondary education support) and the Boards of Education (responsible for elementary and secondary education support).

Environment and Natural Resources

The environment and natural resources theme includes expenses to protect and improve the quality of the environment through the management of fish, wildlife, forests and land, recycling, and the prevention and clean-up of environmental hazards.

Financing Charges

The financing charges theme includes expenses associated with general debt including interest, foreign exchange gains and losses, discounts and premiums, fees and commissions. It also includes financing costs related to pension and other employee future benefits liabilities, obligations under long-term financing arrangements such as public-private partnerships and capital lease obligations. Please refer to “Pension Funds” for additional information pertaining to the pension liability and related interest expense.

General Government (formerly Other)

The general government theme includes expenses for centralized government services including: government contributions to and management of employee benefit plans; property, vehicle and information technology management; the collection of government revenues; the formation of budgetary policy; the preparation and audit of the Government’s public accounts; and the constitutional, political and law enactment aspect of the Government.

Health

Health is the largest expense of the Province, constituting 38.0 per cent of 2025-26 budgeted expenses. Health expense primarily includes the delivery of health services through acute, emergency, rehabilitative, long-term, community-based, and home-based care; cancer prevention, diagnosis and treatment programs; the prevention and control of infectious diseases; the subsidization of prescription drugs; and the education and promotion of healthy lifestyles.

The provinces administer and deliver most of Canada’s health care services, with all provincial and territorial health insurance plans expected to meet national principles set out under the Canada Health Act. Each provincial and territorial health insurance plan covers medically necessary hospital and doctors’ services that are provided on a pre-paid basis, without direct charges at the point of service. The provincial and territorial governments fund these services with assistance from federal cash and tax transfers.

Protection of Persons and Property

The protection of persons and property theme includes expenses to promote and ensure the security, safety and protection of residents and property, which is mainly achieved through a fair justice system, policing programs and supervision and rehabilitation services for offenders. Protection of persons and property also includes services that promote, support and enforce safe work practices and employment standards; provincial emergency management through 911 services, public safety, and disaster assistance and wildfire management; and victims’ services.

Social Services and Assistance

The social services and assistance theme includes expenses to provide financial assistance and services to individuals and families in need because of poverty, abuse, neglect and disability. This includes income support programs, accessible and safe housing, child protection services, adoption services and providing life’s needs to persons with intellectual disabilities.

Transportation

The transportation theme includes expenses for the development, construction and maintenance of an integrated provincial transportation system using highways, rural roads, bridges, ferry crossings, airstrips and communication networks.

Loans and Investments

The following table sets forth the balances of loans and investments of the Province for the Summary Entity, net of allowances for uncollectible amounts adopting the accounting policies described in “Government Finance – Specific Accounting Policies” above. Government Business Enterprises are discussed further in the “Certain Crown Corporations” section below.

LOANS AND INVESTMENTS FOR SUMMARY ENTITY

	As at March 31, 2025
	(millions of dollars)
	Gross	Provisions	Net
Loans receivable
Student Loans, direct lending	$559.3	$122.1	$437.2
Loans to Government Business Enterprises	916.6	—	916.6
Other	2.7	1.0	1.7

	$1,478.7	$123.1	$1,355.6

Investments in Government Business Enterprises
SaskEnergy Incorporated	$1,310.5	$—	$1,310.5
Saskatchewan Power Corporation	3,060.8	—	3,060.8
Saskatchewan Telecommunications Holding Corporation	1,351.8	—	1,351.8
Saskatchewan Water Corporation	88.1	—	88.1
Saskatchewan Government Insurance	685.4	—	685.4
Saskatchewan Auto Fund	726.9	—	726.9
Workers Compensation Board	665.2	—	665.2
Municipal Financing Corporation of Saskatchewan	20.1	—	20.1
Saskatchewan Liquor and Gaming Authority	—	—	—
Lotteries and Gaming Saskatchewan	150.1	—	150.1
Saskatchewan Gaming Corporation	—	—	—
Adjustment	75.7	—	75.7

	$8,134.5	$—	$8,134.5

Portfolio Investments[1]	$1,360.7	$—	$1,360.7

Total Loans and Investments	$10,973.8	$123.1	$10,850.8

[1]	Details of portfolio investments are provided in Schedule 5 (page 72) of the Summary Financial Statements of the Public Accounts 2024-25, Volume 1 (Exhibit 99.2).

PROVINCIAL DEBT

Funded Debt of the Province

Saskatchewan’s financing activities involve the raising of funds through the issue and sale of Province of Saskatchewan debt securities, loans from financial institutions, and changes in deposits held. Funds raised are used to assist in the financing of the capital budgets of, and to provide a temporary credit facility for, general government purposes, Crown corporations and other entities over which the Government has control. Crown corporations are responsible for reimbursing the General Revenue Fund for the costs of servicing the interest and principal associated with debt borrowed on their behalf. In addition to direct borrowing in the name of the Province, the Government provides loan guarantees for purposes such as agriculture and special investment programs.

The following table sets forth the funded debt of the Province for the Summary Entity as described in “Government Finance – Specific Accounting Policies” above, outstanding at March 31 for five fiscal years ending March 31, 2025, each as audited under the Province’s accounting policies in effect at the time.

FUNDED DEBT FOR THE PROVINCE OF SASKATCHEWAN 1

	2021	2022	2023	2024	2025
	(millions of dollars unless otherwise indicated)
Gross Direct Funded Debt
Government Services Organization (GSO) General	$15,678.8	$19,013.5	$19,175.8	$20,178.7	$22,686.6
Government Business Enterprise (GBE) Specific	10,184.4	10,657.3	11,306.5	12,008.3	12,919.8

	$25,863.2	$29,670.8	$30,482.3	$32,187.0	$35,606.4

Gross Debt Raised for the purpose of:[2]
General Revenue Fund Operating	$8,048.6	$9,914.8	$8,451.9	$7,463.8	$7,463.8
General Revenue Fund Capital	6,999.8	8,504.3	9,771.1	11,491.1	14,021.8

Total General Revenue Fund	$15,048.3	$18,419.1	$18,223.0	$18,954.9	$21,485.6
Saskatchewan Power Corporation	6,995.5	7,055.5	7,940.3	8,655.1	9,389.1
SaskEnergy Incorporated	1,724.8	1,872.5	1,946.4	2,005.4	2,042.9
Saskatchewan Telecommunications Holding Corporation	1,304.9	1,532.5	1,626.7	1,789.8	1,944.0
Municipal Financing Corporation of Saskatchewan	245.3	293.6	288.1	344.2	359.2
Lotteries and Gaming Saskatchewan	0.0	0.0	0.0	77.1	48.3
Saskatchewan Liquor and Gaming Authority	95.0	89.8	84.0	0.0	0.0
Saskatchewan Water Corporation	88.9	88.4	95.9	111.8	111.4
Miscellaneous Summary Entities	360.5	319.4	277.9	248.8	226.0

	$25,863.2	$29,670.8	$30,482.3	$32,187.0	$35,606.4

Government Services Organization (GSO) General
Per Capita ($)[3]	$13,427.0	$16,203.5	$15,965.4	$16,364.7	$18,097.6
As a Percentage of:
Household Income[4]	17.96%	22.47%	22.59%	24.40%	N/A
Gross Domestic Product at Market Prices[5]	21.54%	26.75%	25.19%	25.90%	28.18%
Government Business Enterprise (GBE) Specific
Per Capita ($)[3]	$8,721.7	$9,082.2	$9,413.5	$9,738.5	$10,306.4
As a Percentage of:

	2021	2022	2023	2024	2025
	(millions of dollars unless otherwise indicated)
Household Income[4]	11.67%	12.60%	13.32%	14.52%	N/A
Gross Domestic Product at Market Prices[5]	13.99%	14.99%	14.85%	15.42%	16.05%
Total Funded Debt
Per Capita ($)[3]	$22,148.6	$25,285.7	$25,378.9	$26,103.2	$28,404.0
As a Percentage of:
Household Income[4]	29.63%	35.07%	35.90%	38.92%	N/A
Gross Domestic Product at Market Prices[5]	35.53%	41.74%	40.04%	41.32%	44.22%

[1]	Debt repayable in foreign currency has been restated in Canadian dollar equivalents based on the exchange rate in effect when the loans and swaps were entered into.

[2]	Internal funded debt consists of the portion of total debt that has been borrowed for and allocated to other Summary entities, primarily Crown corporations.
[3]	Debt per capita is calculated by dividing debt at March 31st by the Province’s population at that same date each calendar year.
[4]

Debt as a percentage of Household Income is calculated by dividing the debt at March 31st by the Province’s Household Income for the previous calendar year. Prior year household income data has been revised using 2023 constant dollars as updated by Statistics Canada.

[5]

Debt as a percentage of Gross Domestic Product at Market Prices is calculated by dividing the debt at March 31st by the Province’s Gross Domestic Product at Market Prices for the previous calendar year.

Note: N/A = not available

Approximately 36 per cent of the gross debt at March 31, 2025, was incurred for Government Business Enterprises, leaving approximately 64 per cent of the Summary Financial Statement gross debt at March 31, 2025, incurred for general government purposes. The increase in general debt is primarily attributable to the Province’s capital plan spending.

During fiscal year 2025, the Government issued and sold $4,879.2 million in debentures and $54.5 million of other loans. Of this total ($4,933.7 million), $3,458.5 million was issued for general purposes, and $1,475.2 million was issued for government business enterprises and miscellaneous summary entities.

During the same period, debentures with a value of $1,298.4 million and other loans with a net value of $215.9 million were redeemed. Of the total amount ($1,514.3 million), $950.6 million was for general purposes, and $563.7 million pertained to government business enterprises.

The Government’s sinking funds totalled $3,313.4 million at March 31, 2025. Contributions to the Government’s sinking funds amounted to $371.7 million in fiscal year 2025 with redemptions of $89.8 million.

The following table breakdowns the Sinking Fund balances at March 31 for five fiscal years ending March 31, 2025, each as audited under the Province’s accounting policies in effect at the time.

SINKING FUND INVESTMENTS

	2021	2022	2023	2024	2025
	(millions of dollars)
Sinking Funds[1]
Government Services Organization (GSO) General	$1,197.3	$1,405.3	$1,491.1	$1,749.9	$2,002.0
Government Business Enterprise (GBE) Specific	1,082.8	1,028.5	1,054.9	1,175.0	1,311.4

	$2,280.1	$2,433.8	$2,546.0	$2,924.8	$3,313.4

[1]	Totals may not add due to rounding.

The following table sets forth the Summary Financial Statement gross debt characteristics at March 31, 2025.

GROSS DEBT CHARACTERISTICS

	Percentage of Total	Weighted Average Term to Maturity[1] (years)		Weighted Average Interest Rate[1]
Debentures[2]	94%	16.3		3.8%
Canada Pension Plan Debentures[3]	2%	10.9		3.7%
Promissory Notes	4%	0.1		2.9%
Other Loans	0%	—	[4]	-— [4]

Gross Debt	100%	13.9		3.5%

[1]	Weighted by the total principal amount of each loan issue.
[2]	Includes all public and private debentures issued by the GRF other than those issued to the Canada Pension Plan.
[3]

The Canada Pension Plan (CPP) is a compulsory national pension plan in which residents of all provinces, except Quebec, participate. Provincial securities sold to the CPP prior to July 1, 2005, are payable 20 years after their respective dates of issue. Effective July 1, 2005, no new loan capital is available to provinces. However, provinces are permitted to roll over maturing securities and may choose the term of the new securities within the parameters of not less than five years and not more than 30 years. The securities are not negotiable, not transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice when he deems it necessary in order to meet the requirements of the Canada Pension Plan or at the option of the Province with at least one month prior notice to the Minister of Finance of Canada.

[4]	Not calculated.

Guaranteed Debt

The following table sets forth guaranteed debt for the five fiscal years ended March 31, 2025.

GUARANTEED DEBT

	2021	2022	2023	2024	2025
	(millions of dollars)
Guaranteed Debt	$0.3	$0.3	$0.2	$0.2	$0.2

The majority of guaranteed debt consists of guarantees pertaining to agriculture programs.

Authority for the Government to guarantee the debt of others must be provided in specific legislation since no general statutory authority exists. The Financial Administration Act, 1993 provides that no department, board, commission or agent of the Government shall provide a guarantee or a program of guarantees of loans or other liabilities by which guarantee or program of guarantees the Government of Saskatchewan would be liable to make any payment with respect to the loans or liabilities, unless the guarantee or program of guarantees, as the case may be, has received the prior approval of the Minister of Finance. Certain Crown corporations are separately authorized to provide guarantees of the debt of others.

The Government of Saskatchewan provided Royal Trust with a guarantee and indemnity in 1983 respecting the liability and obligations of CIC Mineral Interest Corporation pursuant to each of two lease agreements of CIC Mining Corporation (previously the Potash Corporation of Saskatchewan Mining Limited) for the purchase of mining equipment. The Government has been released from all such guarantees but remains contingently liable for indemnity related to damages caused by the equipment and provisions governing the payment of taxes for the period during which its guarantees to Royal Trust were in place.

The Saskatchewan Indigenous Investment Financing Corporation (SIIFC), a Crown Corporation operating under The Saskatchewan Indigenous Investment Finance Corporations Act was established to provide loan guarantees to Indigenous communities or organizations to contribute directly to long-term, sustainable growth of Saskatchewan’s natural resources and value-added agriculture economy and related infrastructure. The SIIFC may guarantee approved loans up to $75 million.

In June of 2024, SIIFC announced that it would provide an aggregate amount of up to $100 million in loan guarantees to six Indigenous partners to support their investment in Enbridge’s new renewable wind energy project southeast of Weyburn, Saskatchewan. The partners would receive an aggregate amount of up to $100 million in loan guarantees from SIIFC to support acquiring at least 30 per cent equity in the project. As of March 31, 2025, no loan guarantees have been issued by SIIFC. The current year budget and first quarter forecast anticipates that SIIFC will have guaranteed an estimated $75 million in loans by March 31, 2026.

Derivative Financial Instruments

The Province is party to financial instruments, either to hedge against the risks associated with fluctuations in foreign exchange rates or to manage risks associated with interest rate fluctuations. Foreign currency contracts are used by the Province to convert the liability for foreign currency borrowing and associated costs into Canadian dollars. The Province uses interest rate swap contracts to convert certain interest payments from floating interest rates to fixed interest rates.

The Ministry of Finance’s general policy is to execute derivative transactions only with counterparties that have a minimum credit rating of “A” with a stable outlook as determined by major credit rating agencies.

Details of the Province’s floating rate debt and swap contracts are provided in the Summary Financial Statements Note 4 of the Public Accounts 2024-25, Volume 1 on page 57 (Exhibit 99.2).

Debt Maturities and Sinking Funds

The following table sets forth the debt maturity schedule, by principal amount and currency of payment, of the Government’s gross debt and related sinking fund balances at March 31, 2025.

DEBT MATURITY SCHEDULES

Fiscal Year	Canadian	Sinking Fund
ending March 31	Dollar Debt[1]	Balances[2]
	(thousands)	(thousands)
2026	$2,773,040	$106,120
2027	1,617,249	114,581
2028	2,284,430	99,778
2029	1,725,253	273,756
2030	1,735,863	92,373

1 - 5 years	$10,135,835	$686,608
2031-2035	8,054,319	683,297
2036-2040	1,029,632	256,813
2041-2045	2,246,823	390,987
2046-2050	5,775,000	783,780

Fiscal Year	Canadian	Sinking Fund
ending March 31	Dollar Debt[1]	Balances[2]
	(thousands)	(thousands)
2051-2055	7,004,780	425,318
After 2055	1,360,000	86,579

	$35,606,388	$3,313,381

[1]	For amounts issued initially in foreign currency, the table incorporates the Canadian dollar equivalents based on the exchange rate in effect when the loans and swaps were entered into.
[2]	Sinking fund balances reflects existing funds only and excludes planned future contributions.

Sinking funds are maintained by the Province and certain Crown Corporations for the orderly retirement of a portion of debt. Current regulation requires that a minimum of 1.0 per cent of the face value of issued debt be contributed annually where the debt carries a term of 10 years or more. Additionally, for any debt carrying a term of 10 years or more that is issued specifically for capital spending under the Saskatchewan Capital Plan, a minimum of 2.0 per cent annual contribution is required.

Funds contributed are managed according to approved investment policies. Currently, the Province’s sinking fund is invested in securities issued by the Government of Canada, Canadian provinces, Canadian municipalities, and public pension asset managers.

Other Debt and Liabilities

The following table sets forth the amount of unfunded debt of the Summary Entity (as described in “Government Finance – Specific Accounting Policies” above) for the five fiscal years ending March 31, 2025.

OTHER DEBT & LIABILITIES OF THE SUMMARY ENTITY

	Fiscal years Ended March 31
	2021	2022	2023	2024	2025
	(millions of dollars)
Accounts Payable & Accrued Liabilities	$3,148.9	$3,156.4	$3,467.9	$4,196.5	$4,409.0
Unearned Revenue	527.2	437.4	292.2	382.8	377.9
Obligations under long-term financing arrangements	1,440.7	1,407.4	1,373.1	1,099.3	1,079.1
Other liabilities	512.2	515.3	552.8	313.5	302.6

	$5,629.0	$5,516.5	$5,686.0	$5,992.2	$6,168.6

Note: The above listing does not include any amount related to pension liabilities and derivative liabilities.

Debt Record

The Government has always paid the full face amount of the principal of and interest on every direct obligation issued by it and every indirect obligation on which it has been required to meet its guarantee, all promptly when due in the lawful currency of the country where payable at the time of payment thereof, subject during wartime to any applicable laws and regulations forbidding trading with the enemy.

Other Public Sector Debt

The Summary Financial Statements do not disclose the debt of all public entities located within the Province. Responsibility for a variety of provincial functions and powers has been transferred to municipalities and certain other local authorities. Other local bodies raise money for their purposes, in the case of municipalities by way of direct levy on persons or property within their jurisdiction or, in other cases, by requisition on municipalities, and may have the power to borrow money, subject to the approval of the Saskatchewan Municipal Board. The Saskatchewan Municipal Board is an autonomous regulatory body established by Provincial statute with broad powers to regulate local government activity.

Notwithstanding that significant financial assistance for operating and capital expenditures is made available to local government bodies by appropriation of the Legislative Assembly, the activities of local government bodies, including borrowing, are conducted independently of the Government. The Government is not directly or contingently liable for debt incurred by these bodies, and, relative to the gross debt of the Summary Financial Statements and the GDP of the Province, debt incurred by these bodies is not significant.

Pension Funds

The Government sponsors several defined benefit pension plans and a defined contribution pension plan. The Government also participates in a joint defined benefit pension plan.

Defined Benefit Plans

Defined benefit plans provide benefits based on length of service and pensionable earnings. A typical defined benefit plan provides pensions equal to 2.0 per cent of a member’s average five years’ highest salary, multiplied by the years of service to a maximum of 35 years. Employees contribute a percentage of salary, which may vary based on age, to their plan. Pensions and contribution rates are integrated with the Canada Pension Plan.

Actuarial valuations are performed at least triennially. When a valuation is not done in the current fiscal year an actuary extrapolates the most recent valuation. Valuations and extrapolations are based on a number of assumptions about future events, such as inflation rates, interest rates, wage and salary increases and employee turnover and mortality. These assumptions reflect estimates of expected long-term rates and short-term forecasts. Estimates vary based on the individual plan.

The accrued benefit obligation is determined using the projected benefit method prorated on services. Pension plan assets are valued at market-related values based on the actual market values averaged over a four-year period.

The two main defined benefit plans are the Teachers’ Superannuation Plan (TSP) and the Public Service Superannuation Plan (PSSP). The Government mitigated its pension liability exposure when it introduced the Saskatchewan Teachers’ Retirement Plan (STRP) in 1980 and the Public Employees’ Pension Plan (PEPP) in 1997, and closed the TSP and the PSSP to new members. The Government’s contributions to the STRP and PEPP are fixed and there is no pension liability exposure for the Government under these plans (see discussion below).

Other plans include Judges of the Provincial Court Superannuation Plan (Judges), Saskatchewan Transportation Company Employees Superannuation Plan, Anti-TB League Employees Superannuation Plan, and the Pension Plan for the Non-Teaching Employees of the Saskatoon School Division No.13 (PPNTE). Defined benefits are also payable to members of the former Members of the Legislative Assembly Superannuation Fund (MLA).

The Government is required to match employee current service contributions for all plans except the PSSP, Judges and PPNTE. Funding contributions are required for the PPNTE. Separate pension plan assets are maintained for TSP, Judges and PPNTE. For the other plans, employee contributions are received and pension obligations are paid directly by the Government.

Joint Defined Benefit Plans

Joint defined benefit plans are governed by formal agreements between the joint sponsors (i.e., participating employers and plan members) establishing that the joint sponsors have shared control over the plan. Funding contributions and significant risks of the plan are shared on an equitable basis between the joint sponsors. Accordingly, the Government accounts for only its portion of the plan. Plan assets and surpluses are restricted for member benefits or certain other purposes set out in the agreements. Plan benefits are determined on the same basis as defined benefit plans.

The accrued benefit obligation is determined using the projected benefit method prorated on services. Pension plan assets are valued at market-related values by averaging the difference between the net investment income on a market value basis and the expected investment income, based on the expected rate of return on plan assets, over a five-year period.

The Government also participates in the Saskatchewan Healthcare Employees’ Pension Plan (SHEPP), a joint defined benefit plan for employees of the Saskatchewan Health Authority and certain other Government health entities. The Government participating employers contribute to the plan at the ratio of 1.12 to 1 of employee contributions and any actuarially determined deficiency is the responsibility of participating employers and employees at the same ratio. The Government portion of employer contributions represents approximately 98 per cent of total participating employer contributions to the plan.

Information regarding the defined benefit plans and the joint defined benefit plan of government service organizations can be found in Note 5 page 59 of Exhibit 99.2.

Defined Contribution Plans

Defined contribution plans provide pensions based on accumulated contributions and investment earnings. Employees contribute a percentage of salary. The Government provides contributions at specified rates for employee current service. Pension plan assets of government-sponsored defined benefit and defined contribution plans are invested in fixed income securities, equities, real estate, pooled investment funds and short-term monetary items. The investment in government of Saskatchewan securities is insignificant for all plans.

The Government sponsors the Public Employees Pension Plan (PEPP). The Government provides contributions to the plan at specified rates for employee current service. The government also contributes to the Saskatchewan Teachers’ Retirement Plan (STRP) which is sponsored by the Saskatchewan Teachers’ Federation, as well as the Municipal Employees’ Pension Plan (MEPP) and the Regina Civic Employees’ Superannuation and Benefit Plan (RCESP). The Government has fully funded its share of contributions to the defined contribution plans.

Information regarding the defined contribution plans of government service organizations can be found in Note 5 page 61 of Exhibit 99.2.

The following reflects pension liability changes for five years ending March 31, 2025:

PENSION LIABILITY

(thousands of dollars)	2021	2022	2023	2024	2025
Accrued benefit obligation, beginning of year	$7,149,338	$7,052,249	$6,715,807	$6,719,686	$6,526,228
Current period benefit cost	16,878	19,894	20,618	19,858	19,478
Interest cost	225,577	204,615	198,905	195,047	203,065
Actuarial losses (gains)	123,838	(109,320)	236,028	48,320	(6,315)
Benefit payments	(463,382)	(451,631)	(451,672)	(456,683)	(459,960)

Accrued Benefit Obligation, End of Year	$7,052,249	$6,715,807	$6,719,686	$6,526,228	$6,282,496

(thousands of dollars)	2021	2022	2023	2024	2025
Plan assets, beginning of year	$408,326	$402,361	$395,229	$373,499	$371,200
Employer contributions	417,188	409,319	412,097	427,810	429,808
Employee contributions	4,154	4,966	4,485	4,447	4,911
Return on plan assets	36,977	35,236	18,929	19,610	21,236
Actuarial gains (losses)	(902)	(5,022)	(5,569)	2,517	1,706
Benefit payments	(463,382)	(451,631)	(451,672)	(456,683)	(459,960)

Plan Assets, End of Year	$402,361	$395,229	$373,499	$371,200	$368,901

	$6,649,888	$6,320,578	$6,346,187	$6,155,028	$5,913,595
Unamortized estimation adjustments[1]	(78,285)	104,514	(235,370)	(52,172)	19,903
Joint defined benefit plan (SHEPP) net asset	(1,175,750)	(1,494,067)	(1,573,382)	(1,831,014)	(2,145,920)
Valuation allowance[2]	1,179,992	1,502,824	1,581,562	1,837,198	2,155,886

Total Pension Liabilities (schedule 8 Exhibit 99.2)	$6,575,845	$6,433,849	$6,118,997	$6,109,040	$5,943,464

[1]

Unamortized estimation adjustments are amortized to pension expense over the expected average remaining service life of the related employee group at the time the estimate adjustments arose and commence the year following the adjustment.

[2]	The valuation allowance includes amounts that reduce the Government’s portion of the SHEPP plan assets to nil as plan assets and surpluses are restricted for member benefits.

The following reflects the pension expense of government service organizations for five years ending March 31, 2025:

PENSION EXPENSE

(thousands of dollars)	2021	2022	2023	2024	2025
Defined benefit plans
Current period benefit cost	$16,878	$19,894	$20,618	$19,858	$19,478
Amortization of estimation adjustments	(360,143)	78,501	(98,287)	229,001	64,054
Employee contributions	(4,154)	(4,966)	(4,485)	(4,447)	(4,911)
Change in valuation allowance	(469)	4,515	(577)	(1,996)	3,782
Pension interest cost (schedule 15 Exhibit 99.2)	188,600	169,379	179,976	175,437	181,829

Pension (recovery) expense, defined benefit plans	($159,288)	$267,323	$97,245	$417,853	$264,232
Other plans
Pension expense, joint defined benefit plan	$180,064	$190,182	$190,832	$200,474	$206,357
Pension expense, defined contribution plans	232,250	242,419	246,770	252,303	273,944

Total Pension Expense (schedule 17 Exhibit 99.2 footnote 3)	$253,026	$699,924	$534,847	$870,630	$744,533

Government Business Enterprise – Defined Benefit Pension Plans

There are additional employee pension plans of government business enterprises that are accounted for in the investment in government business enterprises.

The two main defined benefit plans of government business enterprises are the Power Corporation Superannuation Plan (SaskPower) and the Saskatchewan Telecommunications Pension Plan (SaskTel). Other plans include the Saskatchewan Government Insurance Superannuation Plan, the Liquor Board Superannuation Plan, and the Pension Plan for the Employees of the Saskatchewan Workers’ Compensation Board (WCB). The WCB pension plan was wound up during 2020-21. The Government contributes the amount necessary to fund the payment of pension benefits.

Information on the defined benefit plans of government business enterprises can be found in Note 5 on page 61 of Exhibit 99.2.

Based on the latest actuarial valuation with extrapolations to the government business enterprises’ year end, the present value of the accrued benefit obligation and the fair value of plan assets are shown in Note 5, page 62 of Exhibit 99.2.

Government Business Enterprise – Defined Contribution Pension Plans

Information on government business enterprises’ participation in PEPP can be found in Note 5, page 62 of Exhibit 99.2.

CERTAIN CROWN CORPORATIONS AND AGENCIES

Introduction

Saskatchewan’s Crown corporations are involved in a broad range of activities, including the provision of electricity, natural gas, telecommunications, insurance and other goods and services, primarily within the province’s borders. Crown corporations are almost exclusively commercial enterprises intended to be self-sustaining.

Traditionally, the capital requirements of the Government’s enterprises have been financed, with few exceptions, through direct obligations of, or advances by, the General Revenue Fund (GRF). Provincial legislation governing certain Crown corporations provides for the issuance of securities by these enterprises, with or without a guarantee of the Province. Pursuant to The Financial Administration Act, 1993, all borrowings by provincial Crown corporations must be approved by Saskatchewan’s Minister of Finance.

For administrative purposes, Saskatchewan’s Crown corporations are categorized into two separate groups. As discussed below, most Crown corporations with self-sustaining commercial operations are under the purview of, and report to, Crown Investments Corporation of Saskatchewan. All other Crown corporations report directly to the Treasury Board, which is a committee of the Executive Council.

Self-sustaining Crown corporations are accounted for in accordance with International Financial Reporting Standards (IFRS), and they are consolidated in the Government’s financial statements using the modified equity method. Crown corporations that are not self-sustaining are accounted for in accordance with Canadian public sector accounting standards, and are consolidated after eliminating inter-entity balances and transactions.

Crown Investments Corporation of Saskatchewan (CIC)

Introduction

CIC is a provincial Crown corporation without share capital, established and operating under the authority of The Crown Corporations Act, 1993. CIC, as a legal entity, does not carry debt. CIC is wholly owned by the Government of Saskatchewan. CIC is responsible for certain government investments, including Crown corporations and financial and operating investments. Crown corporations are designated as being under the purview of CIC by legislation or Order-in-Council.

As at March 31, 2025, there were six corporations so designated: Lotteries and Gaming Saskatchewan (LGS), Saskatchewan Government Insurance (SGI CANADA), Saskatchewan Power Corporation (SaskPower), Saskatchewan Telecommunications Holding Corporation (SaskTel), Saskatchewan Water Corporation (SaskWater), and SaskEnergy Incorporated (SaskEnergy). Of these corporations, LGS, SaskPower, SaskTel, SaskEnergy and SGI CANADA are the most significant in terms of assets, liabilities, and operating income generated.

The Saskatchewan Auto Fund is not a Crown corporation and is not included in CIC’s consolidated results. However, it is administered by Saskatchewan Government Insurance (SGI) and is, therefore, included in the commentary below. CIC is the sole shareholder of CIC Asset Management Inc. (CIC AMI), a wholly owned share capital subsidiary which is domiciled in Canada.

Fiscal Year 2024-25 Highlights - Consolidated Basis

(millions of dollars)	2020-21	2021-22	2022-23	2023-24	2024-25
LGS/Saskatchewan Gaming Corporation (SGC)[1]	(13.4)	9.5	21.3	195.3	223.5
SaskEnergy	80.8	158.3	59.4	21.1	90.5
SaskTel	130.8	104.4	104.1	95.4	82.2
SaskPower	160.2	10.7	(172.1)	184.6	75.7
SGI CANADA	172.1	81.8	34.3	78.1	43.2
SaskWater	7.4	8.7	8.6	8.7	8.6
CIC AMI	19.5	(7.3)	(6.2)	7.1	2.5
Saskatchewan Opportunities Corporation	0.6	1.1	—	—	—
CIC (Separate)	272.4	186.5	103.1	211.8	257.6
Consolidation adjustments[2]	(245.0)	(192.7)	(135.3)	(223.8)	(273.1)

CIC Consolidated net earnings	585.4	361.0	17.2	578.3	510.7

Saskatchewan Auto Fund	283.4	(38.9)	(134.1)	(70.3)	(198.0)

[1]	On June 1, 2023, LGS began operations. SGC was reconfigured as a wholly-owned business subsidiary of LGS. 2020-21 to 2022-23 net earnings (loss) were exclusively derived from SGC’s casino operations.
[2]

Consolidation adjustments reflect the elimination of all inter-entity transactions, such as grants from CIC to Crown corporations, revenues and expenses between Crown corporations, and dividends paid by Crown corporations to CIC.

CIC administered six subsidiary Crown corporations at March 31, 2025. Following is a brief commentary on CIC’s five major holdings plus the Saskatchewan Auto Fund that is administered by SGI.

LGS

LGS oversees the management of lotteries and gaming activities in Saskatchewan including lotteries, casinos, video lottery terminals (VLTs), and online gaming. A portion of earnings from Saskatchewan lottery and gaming activities are received by LGS and distributed to the GRF and other various organizations in accordance with The Lotteries and Gaming Saskatchewan Corporation Act and Gaming Framework Agreement.

•

Net earnings improved by $28.2 million primarily due to operating for 12 months compared to only 10 months in the prior period. Growth was also experienced at land-based casinos, from VLTs, and from online gaming. These results were primarily driven by strong provincial economic conditions and a focus on enhancing the gaming experience for customers, resulting in higher guest spend.

•	Dividends declared to CIC were $190.0 million (2023-24 - $139.1 million).

SaskEnergy

SaskEnergy operates a natural gas distribution utility that provides natural gas and related services to residential, farm, commercial, and industrial customers in Saskatchewan. In addition, TransGas Limited (TransGas) is SaskEnergy’s wholly owned natural gas transmission and storage subsidiary.

•

Net earnings increased by $69.4 million primarily due to higher delivery, transportation, and storage revenues and higher customer capital contributions in 2024-25. Higher delivery service revenues were driven by rate increases, combined with the impact of colder weather than the prior year increasing customer demand for natural gas as heating energy. Higher transportation and storage revenues were from higher demand, combined with a rate increase to address transmission system expansion and growing demand for natural gas services in Saskatchewan. Lower natural gas prices led to decreased commodity cost of sales and more favourable fair value adjustments on natural gas contracts. These positive impacts were partially offset by higher inflationary increases to third-party transportation costs and increased spending on technology programs, facility modifications, and customer energy efficiency programs.

•	Dividends declared to CIC were $31.8 million (2023-24 - $20.6 million).

SaskTel

SaskTel provides competitive wireless, voice, entertainment, internet, data, equipment, marketing, security, software and consulting products and services. The corporation’s major asset is a wholly owned subsidiary, Saskatchewan Telecommunications, which has been the principal supplier of telecommunications in Saskatchewan for over 100 years. SaskTel’s operations are regulated by the Canadian Radio-television and Telecommunications Commission.

•

Net earnings decreased by $13.2 million primarily due to the increasing cost of wireless devices and increased depreciation from continued capital investment in its networks. This was partially offset by higher revenue from a growing wireless customer base, customers opting for higher internet speeds, and increased fibre customers due to the expansion of the fibre network.

•	Dividends declared to CIC were $32.9 million (2023-24 - $38.2 million).

SaskPower

SaskPower is Saskatchewan’s energy supplier. It generates, purchases, transmits, distributes, and sells electricity and related products and services. SaskPower supplies electricity from a variety of sources including import, natural gas, coal, hydro, wind, solar, and other.

•

Net earnings decreased by $108.9 million primarily due to lower revenues from electricity exports and customer contributions. Export sales decreased due to lower demand from Alberta and the Southwest Power Pool. SaskPower was also negatively impacted by lower average export sale prices. Customer contributions decreased due to fewer transmission connection requirements. Maintenance costs were also higher due to the timing of overhaul activities and higher planned maintenance costs on transmission infrastructure. Partially offsetting these earnings decreases was a $136 million Clean Electricity Transition Grant funding received from the province to advance the technologies and infrastructure needed to support clean electricity operating costs including purchased power agreements and renewable power.

•	Dividends declared to CIC were $nil (2023-24 - $18.5 million).

SGI CANADA

SGI CANADA is the trade name of the property and casualty insurance division of Saskatchewan Government Insurance (SGI) which offers products in five Canadian provinces. It operates as SGI CANADA in Saskatchewan and SGI CANADA Insurance Services Ltd. (SCISL) in Alberta, Manitoba, British Columbia, and Ontario. SCISL also has a wholly-owned subsidiary, Coachman Insurance Company, which operates in Ontario. Products are sold through a network of independent brokers throughout Saskatchewan, Manitoba, Alberta, British Columbia, and Ontario.

•

Net earnings decreased by $34.9 million largely due to an increase in claim costs related to several large storm events that occurred in 2024, including a large hail and windstorm in southeastern Saskatchewan, the wildfires in Jasper, Alberta, a large hailstorm that hit Calgary, Alberta, and flooding in Ontario. This was partially offset by improved investment earnings and revenue growth in all jurisdictions.

•	Dividends declared to CIC were $18.0 million (2023-24 - $nil).

Saskatchewan Auto Fund

As the compulsory automobile insurance program for Saskatchewan residents, the Auto Fund provides vehicle registrations, driver’s licences, basic minimum liability insurance required to operate a vehicle and coverage for damage to or loss of an insured vehicle, subject to a deductible. The Auto Fund is administered by SGI. SGI’s role is to oversee the operations of the Auto Fund for the Province of Saskatchewan based on the legislative requirements contained in The Automobile Accident Insurance Act.

The Auto Fund does not receive money from, nor pay dividends to, the Province of Saskatchewan, SGI, or CIC. The Auto Fund is operated on a self-sustaining basis viewed over a long-term time frame. Any annual financial excess or deficiencies of the Auto Fund are recorded in its Rate Stabilization Reserve (RSR). The RSR is held on behalf of Saskatchewan’s motoring public and cannot be used for any other purpose by the government or the administrator.

•

Net loss increased by $127.7 million primarily due to increases to claims frequency and severity, as well as increases to vehicle repair costs due to changes in technology, increased complexity, and inflationary pressures. Catastrophic claims increased due to a large June storm that hit southeastern Saskatchewan. This was partially offset by improved investment results due to lower interest rates positively impacting fixed income returns.

Capital Expenditures

During 2024-25, capital expenditures made by CIC and the Crown corporations under its purview totalled $2.2 billion (2024-25 - $1.8 billion) an increase of $0.4 million from 2023-24. Total consolidated assets administered by CIC were $25.2 billion as of March 31, 2025, an increase of $1.7 billion from 2024-25.

Saskatchewan Rate Review Panel

On July 26, 2000, the Saskatchewan Rate Review Panel (Panel) was established. The Panel advises the Government of Saskatchewan on rate applications proposed by SaskEnergy, SaskPower and the Saskatchewan Auto Fund. The Panel reviews each rate application and provides an independent public report on its opinion about the fairness and reasonableness of the rate change, while balancing the interests of the customer, the Crown corporation, and the public. The provincial Cabinet makes the final decision on rate change requests, which can differ from the Panel’s recommendation. No rate applications were completed in 2024-25.

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar, which permits the rate to be determined by fundamental market forces without intervention except as required to maintain orderly market conditions.

Closing spot exchange rates for the U.S. dollar in Canada, expressed in Canadian dollars per U.S. dollar, are shown in the table below for 2020 through 2024.

	2020	2021	2022	2023	2024
Annual average exchange rate	1.3415	1.2535	1.3013	1.3497	1.3698

Source: Bank of Canada

On March 31, 2025, the rate for the U.S. dollar in Canada, as reported by the Bank of Canada, was $1.4376.

Unless otherwise specified or the context otherwise requires, the following table sets forth the conversion rates used in this Annual Report for foreign currency borrowings.

	2021	2022	2023	2024	2025
March 31 average exchange rate	1.2575	1.2496	1.3533	1.3550	1.4376

Source: Bank of Canada

OFFICIAL STATEMENTS

Information included herein which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of such publication as a public official document. The financial statements of the Government included herein under the headings “Summary Financial Statement Supplementary Financial Information” have been taken from the Public Accounts of the Province (subject to certain adjustments for purposes of comparability). All financial information contained herein was obtained from the most recent annual Budget, Public Accounts, or Crown Investments Corporation of Saskatchewan Annual Report, or was prepared by representatives of the Ministry of Finance or of CIC in their official capacities. The information set forth under “Province of Saskatchewan,” and other than described in the first sentence of this paragraph, was prepared by representatives of the Ministry of Finance in their official capacities.

DEBT SUMMARY AND TERM DEBT OUTSTANDING

Debt Summary as of March 31, 2025

Summary	Thousands
Payable in Canadian Funds:
Term Debt Issued to the Public - Medium-Term Notes	$469,449
Term Debt Issued to the Public - Public Issue Debentures	27,935,000

$28,404,449
Debentures Issued to the Minister of Finance of Canada	554,254
Other Term Debt	5,369,114

Term Debt Outstanding	$34,327,817
Promissory Notes Outstanding	1,278,571

Gross Debt	$35,606,388

Medium-Term Promissory Notes

Series	Date of Original Issue	Maturity Date	Amount Outstanding	CAD	Coupon Rate	Canadian Dollars
803854GZ5	24-Mar-99	5-Mar-29	60,000,000	CAD	5.60	60,000,000
803854HF8	17-Feb-00	25-Jan-30	25,000,000	CAD	6.25	25,000,000
803854JN91	25-Jan-00	25-Jan-30	169,995,000	CAD	6.35	169,995,000
803854HE1	25-Jan-00	25-Jan-30	30,000,000	CAD	6.35	30,000,000
803854JR06	13-Feb-09	13-Feb-32	29,954,000	CAD	6.30	29,954,000
803854JB5	10-Jun-03	5-Sep-33	104,500,000	CAD	5.80	104,500,000
803854HY74	16-Sep-02	5-Sep-42	50,000,000	CAD	5.70	50,000,000

			$469,449,000			$469,449,000

Public Issue Debentures

Series	Date of Original Issue	Maturity Date	Amount Outstanding	CAD	Coupon Rate	Canadian Dollars
803854FP8	30-May-95	30-May-25	175,000,000	CAD	8.75	175,000,000
803854KM9	27-Jul-20	2-Sep-25	1,200,000,000	CAD	0.80	1,200,000,000
803854KB3	14-Mar-16	2-Jun-26	1,575,000,000	CAD	2.55	1,575,000,000
803854KE7	24-Feb-17	2-Jun-27	1,000,000,000	CAD	2.65	1,000,000,000
803854KF4	18-May-18	2-Dec-28	1,300,000,000	CAD	3.05	1,300,000,000
803854GY8	4-Dec-98	5-Mar-29	350,000,000	CAD	5.75	350,000,000
803854KJ6	4-Oct-19	2-Jun-30	1,400,000,000	CAD	2.20	1,400,000,000
803854KP2	12-May-21	2-Jun-31	1,600,000,000	CAD	2.15	1,600,000,000
803854HN	8-Aug-01	5-Sep-31	550,000,000	CAD	6.40	550,000,000
803854KU1	24-May-23	2-Jun-33	1,700,000,000	CAD	3.90	1,700,000,000
803854JA70	12-May-03	5-Sep-33	450,000,000	CAD	5.80	450,000,000
803854JH24	12-Aug-04	5-Sep-35	400,000,000	CAD	5.60	400,000,000
803854JJ89	15-Feb-05	5-Mar-37	425,000,000	CAD	5.00	425,000,000
803854JL36	26-May-06	1-Jun-40	1,050,000,000	CAD	4.75	1,050,000,000
803854JT6	3-Feb-12	3-Feb-42	800,000,000	CAD	3.40	800,000,000

Public Issue Debentures

Series	Date of Original Issue	Maturity Date	Amount Outstanding	CAD	Coupon Rate	Canadian Dollars
803854JU3	9-Oct-13	2-Jun-45	1,450,000,000	CAD	3.90	1,450,000,000
803854KA5	17-Apr-15	2-Dec-46	2,200,000,000	CAD	2.75	2,200,000,000
803854KC1	13-Dec-16	2-Jun-48	2,125,000,000	CAD	3.30	2,125,000,000
803854KH0	15-Aug-18	2-Jun-50	2,500,000,000	CAD	3.10	2,500,000,000
803854KN7	13-Apr-21	2-Dec-52	1,600,000,000	CAD	2.80	1,600,000,000
803854JX7	13-Mar-14	2-Mar-54	725,000,000	CAD	3.75	725,000,000
803854KV9	27-Jun-23	2-Dec-54	2,000,000,000	CAD	4.20	2,000,000,000
803854KG2	26-Jun-18	2-Jun-58	750,000,000	CAD	2.95	750,000,000
803854KL1	2-Jun-20	2-Jun-60	310,000,000	CAD	2.35	310,000,000
803854KT4	23-Jan-23	2-Jun-62	300,000,000	CAD	3.80	300,000,000

			$27,935,000,000			$27,935,000,000

Canada Pension Plan Debt

Debenture Number	Date of Issue	Maturity Date	Amount Outstanding		Coupon Rate	Canadian Dollars
CHC-31	10-Apr-05	10-Apr-25	1,700,000	CAD	5.05	1,700,000
CPP-31	3-Dec-10	3-Dec-25	50,000,000	CAD	4.15	50,000,000
CPP-34	1-Mar-11	1-Mar-26	3,000,000	CAD	4.33	3,000,000
CPP-37	4-Jul-11	4-Jul-26	3,000,000	CAD	3.85	3,000,000
CPP-7	8-Aug-06	8-Aug-26	7,330,000	CAD	4.86	7,330,000
CPP-59	12-Mar-17	12-Mar-27	16,559,000	CAD	2.68	16,559,000
CPP-13	10-Apr-07	10-Apr-27	2,200,000	CAD	4.60	2,200,000
CPP-81	3-Jun-24	5-Jun-29	12,427,000	CAD	4.00	12,427,000
CPP-82	5-Jun-24	5-Jun-29	15,000,000	CAD	4.00	15,000,000
CPP-83	5-Jun-24	5-Jun-29	15,000,000	CAD	4.00	15,000,000
CPP-79	3-Nov-23	3-Dec-29	5,000,000	CAD	4.59	5,000,000
CPP-80	1-Dec-23	3-Dec-29	7,000,000	CAD	4.01	7,000,000
CPP-78	4-Jul-23	4-Jul-30	6,000,000	CAD	4.04	6,000,000
CPP-30	3-Dec-10	3-Dec-30	9,000,000	CAD	4.32	9,000,000
CPP-84	2-Dec-24	1-Dec-31	6,000,000	CAD	3.70	6,000,000
CPP-44	1-Dec-13	1-Dec-33	9,800,000	CAD	3.94	9,800,000
CPP-47	5-Jun-14	5-Jun-34	13,100,000	CAD	3.51	13,100,000
CPP-1	10-Jul-05	10-Jul-35	14,147,000	CAD	4.71	14,147,000
CPP-50	12-Dec-15	12-Dec-35	2,407,000	CAD	3.29	2,407,000
CPP-51	10-Jan-16	10-Jan-36	2,400,000	CAD	3.18	2,400,000
CPP-53	9-May-16	9-May-36	22,010,000	CAD	3.17	22,010,000
CPP-54	2-Jun-16	2-Jun-36	23,557,000	CAD	3.18	23,557,000
CPP-56	4-Jul-16	4-Jul-36	15,552,000	CAD	2.93	15,552,000
CPP-57	3-Nov-16	3-Nov-36	4,575,000	CAD	2.94	4,575,000
CPP-73	3-Nov-21	3-Nov-36	1,525,000	CAD	2.49	1,525,000
CPP-74	1-Dec-21	1-Dec-36	3,900,000	CAD	2.70	3,900,000
CPP-60	10-Apr-17	10-Apr-37	2,800,000	CAD	3.20	2,800,000
CPP-61	11-May-17	11-May-37	2,600,000	CAD	3.02	2,600,000
CPP-62	11-Jun-17	11-Jun-37	18,991,000	CAD	2.85	18,991,000
CPP-75	13-Jun-22	11-Jun-37	3,900,000	CAD	4.11	3,900,000
CPP-64	3-Mar-18	3-Mar-38	5,000,000	CAD	3.15	5,000,000
CPP-19	11-Jul-08	11-Jul-38	23,684,000	CAD	4.71	23,684,000
CPP-70	1-Sep-19	1-Sep-39	4,500,000	CAD	2.39	4,500,000

Canada Pension Plan Debt

Debenture Number	Date of Issue	Maturity Date	Amount Outstanding		Coupon Rate	Canadian Dollars
CPP-71	1-Dec-19	1-Dec-39	33,000,000	CAD	2.46	33,000,000
CPP-72	1-Mar-20	1-Mar-40	5,093,000	CAD	2.20	5,093,000
CPP-49	1-Mar-15	1-Mar-40	10,174,000	CAD	2.77	10,174,000
CPP-29	3-May-10	3-May-40	13,000,000	CAD	4.80	13,000,000
CPP-63	1-Mar-18	1-Mar-41	4,600,000	CAD	3.16	4,600,000
CPP-52	1-Mar-16	1-Mar-41	10,718,000	CAD	3.29	10,718,000
CPP-55	3-Jun-16	3-Jun-41	5,000,000	CAD	3.21	5,000,000
CPP-41	1-Mar-12	1-Mar-42	76,300,000	CAD	3.44	76,300,000
CPP-77	6-Jul-22	6-Jul-42	50,000,000	CAD	4.32	50,000,000
CPP-76	6-Jul-22	6-Jul-42	12,705,000	CAD	4.32	12,705,000

			$554,254,000			$554,254,000

Other Term Debt

Series	Date of Original Issue	Maturity Date	Amount Outstanding		Coupon Rate	Canadian Dollars
N/A	8-Jun-22	8-Jun-27	1,000,000,000	USD	3.51	1,266,800,000
N/A	28-Jan-25	28-Jan-30	1,000,000,000	USD	4.65	1,440,600,000
N/A	1-Mar-22	1-Mar-32	100,000,000	CHF	2.73	137,931,034
N/A	2-May-24	2-May-34	100,000,000	CHF	1.33	150,262,960
N/A	8-May-24	8-May-34	1,250,000,000	EUR	3.30	1,839,875,000
N/A	13-Dec-21	13-Dec-41	120,000,000	EUR	2.66	174,500,000
N/A	6-Oct-20	6-Oct-50	115,000,000	EUR	2.08	$179,779,500
N/A	Various	Various	179,365,286	CAD	Various	179,365,286

			$3,864,365,286			$5,369,113,780

[1]

The Canada Pension Plan (CPP) is a compulsory national pension plan in which residents of all provinces, except Quebec, participate. Provincial securities sold to the CPP prior to July 1, 2005, are payable 20 years after their respective dates of issue. Effective July 1, 2005, no new loan capital is available to provinces. However, provinces are permitted to roll over maturing securities and may choose the term of the new securities within the parameters of not less than five years and not more than 30 years. The securities are not negotiable, not transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice when he deems it necessary in order to meet the requirements of the Canada Pension Plan or at the option of the Province with at least one month prior notice to the Minister of Finance of Canada

[2]

Sinking funds are required for debt with a term of 10 years or more. Sinking Fund investments consist primarily of debentures of the Province of Saskatchewan, other provincial governments and the Government of Canada.

[3]

The Province has executed currency swap contracts to convert any foreign-denominated debt into Canadian-denominated debt. This debt is reflected in the above list in Canadian dollars using the foreign exchange rate effective in the swap contract.